AIS

August 13, 2008

08004385

RECEIVED

2008 AUG 18 P 2:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 093/2008, AIS-CP 094/2008, AIS-CP 096/2008**

Subject:
1. Notification of the Resolutions of the Board of Directors' Meeting No. 5/2008.
2. Submission of reviewed consolidated and company financial statements for the second quarter of 2008 (2Q08) and clarification of a change in net profit of more than 20%
3. Report of Financial Covenants Compliance of Advanced Info Service Plc.

Date: August 13, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

PROCESSED
AUG 20 2008
THOMSON REUTERS

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2008

AIS-CP 093/2008

August 13, 2008

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2008

To: The President
The Stock Exchange of Thailand

The Board of Directors of Advanced Info Service Plc. ("the Company") has resolved in the meeting No. 5/2008 held on August 13, 2008 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting (Special agenda) No. 2/2008 dated July 28, 2008
2. Approved the balance sheet, statement of income and statement of cash flow for the second quarter of 2008 ended June 30, 2008.
3. Approved an interim dividend payment for the 6-month period of 2008 between January 1, 2008 to June 30, 2008 at the rate of Baht 3.00 per share (Baht three) from registered and paid-up of approximately 2,962 million shares, totaling of approximately Baht 8,885 million (Baht eight thousand eight hundred and eighty five million).

   The closing date of share register to determine the right to receive dividends will be on August 27, 2008 at 12.00 hours. The dividend payment will be made on September 10, 2008.
4. Approved the appointment of Mr. Ong-Art Thongpitaksakul to be the Company Secretary, effective from August 13, 2008. The function of Company secretary is as prescribed in Securities and Exchange Acts (No. 4) B.E.2551.

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2008

AIS-CP 094/2008

August 13, 2008

Subject: Submission of reviewed consolidated and company financial statements for the second quarter of 2008 (2Q08) and clarification of a change in net profit of more than 20%

To: The President
The Stock Exchange of Thailand

Enclosure:
1. Reviewed consolidated and company financial statements for 2Q08 in Thai and English
2. Management and Discussion Analysis (MD&A) for 2Q08
3. Reports Review Quarterly Financial Statements (F45-3)

Advanced Info Service Public Company Limited ("the Company") would like to submit the reviewed consolidated and company financial statements for 2Q08. In addition, the Company would like to clarify the reasons of a difference in net profit, which increased by more than 20% from the same period of last year.

In 2Q08, the Company and its subsidiaries reported a net profit of Baht 6,333 million, increased 72.9% year on year (y-o-y) from Baht 3,663 million in 2Q07. This was attributed to service revenue growth, other income from Digital Phone Co., Ltd. ("DPC") and Total Access Communication Plc ("DTAC") dispute settlement and lower selling & administrative expenses.

Service revenues excluding interconnection revenue (IC) grew 7.5% y-o-y to Baht 21,060 million in 2Q08 from Baht 19,597 million in 2Q07 due to strong revenue growth in prepaid service, non-voices, international roaming and international calls.

Other operating income was Baht 1,944 million in 2Q08, consisted of a gain of Baht 1,739 million from DPC and DTAC dispute settlement. DTAC submitted 3 disputes totaling amount US$ 123.2 million to the Arbitration Institute demanding DPC, a 98.55% subsidiary, to pay for the assignment of the rights to operate the Digital PCN 1800, the facilities and equipment, and the roaming fee according to the Agreement to Unwind the Service Provider Agreement ("Unwind Agreement") plus interest charge at 9.50% per annum on the overdue payment since the dispute submission date until the full payment is made.

On March 25, 2008, the Arbitral had a ruling in 2 out of 3 disputes that DPC should pay DTAC for the total amount of US$ 84.7 million, which was 80% of total claimed amount, plus interest of 9.50% per annum thereof.

On May 30, 2008, DPC and DTAC reached agreement to settle and surrender all above cases and claims to terminate the Unwind Agreement as well as waive all their respect rights and release each other from any current and future obligations, whereby DPC agreed to pay DTAC for Baht 3,000 million. On June 3, 2008, DTAC has withdrawn the rest dispute.

DPC has booked the total liability of Baht 4,739 million under the concession right payable as of December 31, 2007. As a result, gain of Baht 1,739 million was recognized to other income in the Company's consolidated financial statement.

Selling and administrative expenses declined 20.8% y-o-y to Baht 2,613 million in 2Q08 from Baht 3,301 million in 2Q07 due to lower marketing expenses, improvement in bad debt provision and discontinued amortization of goodwill following a change in accounting policy.

Marketing spending for 2Q08 was 2.4% of total revenue excluding IC, declined from 3.8% in 2Q07. Bad debt provision significantly improved in this quarter, representing 2.2% of postpaid revenues, declined from 8.1% in 2Q07 as a result of the group's conservative credit policy in screening new postpaid subscribers.

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2008

AIS-CP 096/2008

August 13, 2008

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc.; AIS093A, AIS093B, AIS099A, AIS119A, AIS134A and AIS139A, the Company is required to maintain debt to equity ratio at not more than 2:1. The Company would like to report the Debt to Equity ratio as of 30 June, 2008 as the following:

	Company	Consolidated
Debt to Equity Ratio	0.55	0.39

In addition, as at 30 June, 2008 the Company was not in default of any debt obligation. The Company's credit rating was maintained at AA which enabled it to comply with the condition for dividend payment

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2008

2Q08 Management Discussion & Analysis

■ OPERATIONAL HIGHLIGHTS ■

■ Subscriber reached 26m with net additions of 877k in 2Q08
■ ARPU slightly declined q-o-q on seasonality while MOU remained stable
■ RPM continued downward trend from buffet promotion

Subscribers as of 2Q08 grew 3.5% q-o-q and 14.4% y-o-y to 26m with net additions of 877k. The growth was mainly driven by upcountry penetration. Prepaid net additions continued to be strong with the churn rate of 4.5% while postpaid subscribers remain solid with stable churn rate of 1.9%.

Prepaid net additions were 862k for the quarter, compared to 943k in 1Q08. While new acquisition continued to be strong with improved quality, churn rate slightly increased to 4.5%, compared to 4.4% in 1Q08, reflecting reduced number of multiple SIMs. The seasonal softness has been reflected in all segments, thus ARPU excl. IC declined by 0.9% q-o-q. However, MOU continued to increase 2.3% q-o-q from the continued subscriber sign-up onto buffet plan. As a result, RPM declined to Bt0.86 from Bt0.89 in 1Q08. On y-o-y basis, ARPUs declined by 2.1% despite 22% increase in MOU, mainly from higher usage on off-peak packages.

Postpaid net additions were 15.5 k, with the flat churn rate of 1.9%. Subscriber acquisition continued to improve in term of quality. Postpaid ARPU excl. IC was flat y-o-y at Bt743 but declined 1.7% q-o-q as MOU dropped 3.2% q-o-q as well as the slow income from international roaming revenue. RPM slightly increased to 1.30 from 1.28 in 1Q08.


Postpaid
MOU
ARPUs
900
800
700
600
500
400
809
742
698
743
756
743
580
501
507
568
589
570
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08


Prepaid
MOU
ARPUs
300
280
260
240
220
200
249
234
224
239
260
266
228
218
222
227
231
229
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08

■ SIGNIFICANT EVENTS ■

DPC Settlement agreement

Referring to the dispute between DPC and DTAC on the "Unwind Agreement" (assignment right and obligation to operate PCN1800), DPC booked the total liability of Bt4,739m under the concession right payable as of December 31, 2007. In March 2008, the Arbitral ruled on two out of three dispute cases that DPC should pay DTAC for the total amount of USD85m plus interest of 9.5% p.a. The other dispute was pending on the Arbitration process. Consequently, on May 30, 2008, DPC agrees to pay DTAC for the settlement of Bt3,000m. The settlement agreement has effectively surrendered all existing and future claims, disputes and obligations from the Unwind Agreement between DPC and DTAC. As a result, AIS booked in its financial statement as of 2Q08, other income amounted to Bt1,739m, which is subjected to 30% corporate income tax. On cash flow statement, 2Q08 AIS had a cash outflow of Bt3,000m for the DPC settlement. (detail background of dispute is available in note to financial statement)

■ FINANCIAL RESULTS ■

■ Delivered 7.5% y-o-y growth in underlying service revenue

■ Solid revenues from quality growth of subscribers as well as upcountry penetration

■ Reported net profit of Bt6.3bn including extra gain of Bt1.2bn, normalized net profit of Bt5.1bn, grew 29.4% y-o-y

Voice revenue	16,297	77.4%	15,886	81.1%	16,337	76.2%	2.6%	-0.2%
Postpaid (voice)	3,854	18.3%	4,610	23.5%	3,793	17.7%	-16.4%	1.6%
Prepaid (voice)	12,443	59.1%	11,276	57.5%	12,543	58.5%	10.4%	-0.8%
Non-voice revenue	2,656	12.6%	2,057	10.5%	2,674	12.5%	29.1%	-0.7%
International roaming	952	4.5%	828	4.2%	1,147	5.4%	15.0%	-17.0%
Others (IDD, other fees)	1,155	5.5%	826	4.2%	1,268	5.9%	39.8%	-8.9%
	21,060	100.0%	19,597	100.0%	21,426	100.0%	7.5%	-1.7%

Service revenue

Service revenues excl. IC for 2Q08 increased 7.5% y-o-y on the back of solid growth across all revenue segments, supported by the strong growth in prepaid subscribers, continued usage and penetration in non-voice, and higher contribution from international calls. Comparing q-o-q, service revenues slightly declined by 1.7% mainly from the lower-tourist season, which caused IDD calls and international roaming to slow down. The seasonal impact on domestic usage was mitigated by quality net additions and helped support solid voice and non-voice revenues. For 1H08, service revenue excl. IC rose 8.7% y-o-y due to strong growth in prepaid subscribers and revenues from International Roaming and IDD.

Voice revenue in 2Q08 slightly decreased by 0.2% q-o-q reflected mild seasonality impact, as voice revenue from postpaid still grew at 1.6% q-o-q, mitigated 0.8% q-o-q drop in voice revenue from prepaid. The mild impact of seasonal trend in 2Q revenue was due in part to the more focused distribution strategy that helped improve quality of subscriber acquisition. The bundled packages as well as buffet plans also contribute positively to the ARPU. On y-o-y basis, voice revenue increased 2.6%, fueled by 10.4% growth in voice revenue from prepaid. Due to the aggressive postpaid subscriber acquisition during 1Q07, postpaid revenues were abnormally high during 1H07 which also came with higher bad debt. Hence, on y-o-y basis, postpaid voice revenues dipped by 16.4%. The

acquisition strategy of both postpaid and prepaid subscribers is therefore emphasizes on generating organic revenue growth.

Non-voice revenue grew strongly by 29.1% y-o-y, and now represented 12.6% of service revenue (excl. IC) in 2Q08, increased from 10.5% in 2Q07. Key growth areas were from (1) higher GPRS consumption as well as increase in active users of GPRS to 4m from 2.8m in 2Q07, and (2) higher penetration on both SMS and Calling Melody (ring-back tone) .Although SMS, remained the majority part accounted for 39% of non-voice revenue, GPRS contribution has significantly increased during the past two years, now accounted for 23% of non-voice revenue.

International roaming & international call seasonally declined q-o-q. IDD revenue increased significantly y-o-y from the full service on AIN international telephone gateway.

Interconnection revenue/cost

Revenue	2,656	5,217	4,357	4,301	4,256	4,144
Cost	2,154	4,101	3,842	3,956	4,139	4,080
Net interconnection	501	1,116	515	345	117	64

* Recognition of IC in 2007 was fully realized only in 4Q07

Net interconnection (IC) for 2Q08 declined to 64m from 117m in 1Q08. This was the result of lower incoming minutes from the IC corresponding parties (DTAC & True Move) while outgoing minutes also declined but at a slower rate.

Sales revenues increased by 1.9% y-o-y and 5.9% q-o-q due mainly to higher unit sales of handset from 847k in 2Q07 to 1m in 2Q08. In addition, sales margin improved to 8.8% from 6.9% in 2Q07. For 1H08, sales revenue dropped by 13.8% y-o-y due to falling average selling prices, despite flat handset units of 1.85m in 1H08.

Cost of service

Amortization	4,426	4,117	4,380	7.5%	1.0%
Base station rental & utility	628	590	611	6.6%	2.9%
Maintenance	427	442	425	-3.4%	0.4%
Others	929	871	945	6.7%	-1.6%
	6,411	6,020	6,361	6.5%	0.8%

Cost of service excluding IC cost for 2Q08 was Bt6,411m, remained flat from 1Q08 but increased 6.5% y-o-y mainly from higher amortization which rose 7.5% y-o-y as the amortization period becomes shorter according to the remaining concession life. 1H08 cost of service ex IC increased 8% y-o-y due to 9.8% y-o-y higher amortization. Including IC costs, 1H08 cost of service surged 77.6% y-o-y due to recognition of interconnection.

Cost of sales in 2Q08 remained flat y-o-y and increased 4.5% q-o-q, followed 1.9% y-o-y and 5.9% q-o-q sales growth. 1H08 cost of sales declined 14.4% followed 13.8% y-o-y drop in sales revenue.

Concession fee

Concession fee	5,051	4,838	5,157	4.40%	-2.06%
% of service revenue excl. IC	24.0%	24.7%	24.1%		

Concession fee was 24% of service revenue excluding IC, declined from 24.7% in 2Q07 as revenue proportion from postpaid was smaller.

SG&A

% marketing expense to total revenue (excl. IC)	2.4%	3.8%	2.6%
% bad debt to postpaid revenue	2.2%	8.1%	2.5%
% SG&A to total revenue (excl. IC)	10.8%	14.6%	10.6%

SG&A to total revenues excluding IC was 10.8% in 2Q08, declined from 14.6% in 2Q07 due to less marketing spending, no amortization of goodwill, and lower bad debt provision. Marketing spending for 2Q08 was 2.4% of total revenue excluding IC, compared to 3.8% in 2Q07. Bad debt continued to improve in this quarter, representing 2.2% of postpaid revenue, declined from 8.1% in 2Q07 and 2.5% in 1Q08 as a result of the group's credit policy in screening new postpaid subscribers.

EBITDA margin was 42.3%, dropped from 45.4% in 2Q07 due to the impact of IC recognition, which caused the denominator larger. Excluding IC, EBITDA margin improved y-o-y to 49.2% due to revenue improvement and unusually low marketing expense and bad debt in this quarter.

Operating profit	**7,326**	**5,650**	**7,664**
Depreciation PPE	752	765	755
Amortization of computer software	94	115	94
Amortization of asset under concession	3,708	3,352	3,638
Amortization of concession right	113	113	114
Amortization of goodwill	-	292	-
Impairment loss on goodwill	-	0	15
EBITDA	**11,994**	**10,286**	**12,280**
EBITDA margin	**42.3%**	**45.4%**	**42.9%**
EBITDA excl. IC	**11,915**	**10,286**	**12,164**
EBITDA margin excl. IC	**49.2%**	**45.4%**	**49.9%**

Interest expense for the period declined 5.5% y-o-y but rose 5.4% q-o-q from issuance of Bt4,000m debenture during the quarter.

Exchange gain for 2Q08 was Bt41.6m, reversed from the loss of Bt6.8m in 2Q07, due to the Baht weakness, which have impacts on international roaming receivable.

Other income significantly increased both y-o-y and q-o-q to Bt1,944m from the settlement of the "Unwind Agreement" between DPC, a subsidiary, and DTAC. The settlement to pay Bt3,000m against the previously recognized liability of Bt4,739m resulted in net gain of Bt1,739m booked as other income before tax for the period.

Net profit for 2Q08 was Bt6,333m, surged 72.9% y-o-y and 23.6% q-o-q due mainly to the gain from DPC settlement. Stripping out non-recurring items, 2Q08 normalized net income was Bt5,116m rose 29.4% y-o-y from improving revenue and lower SG&A to total revenues. On q-o-q basis, net profit slightly declined by 0.4% due to soften q-o-q service revenues. For comparison, the below table was developed to show the comparable net profit by quarter.

■ Comparative net profit ■

Consolidated (Bt million)	Tax deductible	Where	2Q08	2Q07	1Q08	y-o-y	q-o-q
Net income			**6,333**	**3,663**	**5,124**	**72.9%**	**23.6%**
Add: Goodwill amortization	*No*	*SGA*		292			
Impairment of goodwill	*No*	*SGA*			15		
Deduct: Gain on DPC settlement after tax	*Yes*	*Other income*	(1,217)				
Normalized net income			**5,116**	**3,955**	**5,139**	**29.4%**	**-0.4%**
Add: Actual net IC	*Yes*	*Not recognized in 2Q07*		626			
Comparative net income			**5,116**	**4,581**	**5,139**	**11.7%**	**-0.4%**

■ Balance sheet structure

Total asset in 2Q08 was Bt128,952m, increased from Bt128,942m in 4Q07 mainly due to increased in cash and short term investment. With the network expansion in 1H08, the base stations reached 13,600 from 12,500 as of December 2007.

Current Assets	24,162	18.7%	20,586	16.0%
Property and Equipment	8,037	6.2%	8,561	6.6%
Networks under Concession	75,301	58.4%	78,527	60.9%
Intangible asset	10,314	8.0%	10,593	8.2%
Defer tax asset	10,085	7.8%	10,031	7.8%
Others	1,053	0.8%	644	0.5%
Total Assets	**128,952**	**100.0%**	**128,942**	**100.0%**

Liquidity further improved from higher outstanding cash as well as lower concession right payable from the DPC settlement. As such, the current ratio was 95%, compared to 73% as of year end 2007.

Cash	12,528	9.7%	8,317	6.5%
ST investment	1,146	0.9%	123	0.1%
Trade receivable	5,417	4.2%	8,054	6.2%
Inventories	1,923	1.5%	1,236	1.0%
Other current assets	3,148	2.4%	2,718	2.1%
Current Assets	**24,162**	**18.7%**	**20,586**	**16.0%**

Capital structure remained solid from the strong balance sheet with low financial leverage. Total liability to equity improved to 67% from 71% as of year-end 2007 due to higher retained earnings for the period. Net debt to equity was 23% increased from 14% as of 1Q08 due to lower cash after the dividend payment of Bt3.30 per share in May-08.

The Board of Directors also approved an interim dividend for the 6-month period of 2008 from January 1st to June 30th of 2008 at the rate of Bt3.00 per share. Dividend payment will be made on September 10th.

Total interest-bearing debt	31,321	33,600	30,349	26,105	30,104
Total liabilities	55,570	56,173	53,481	51,937	51,593
Total equity	75,556	70,308	75,461	80,743	77,359
Net debt to equity	30%	37%	29%	14%	23%
Total liabilities to equity	74%	80%	71%	64%	67%

Debentures and Loans as of 2Q08 increased to Bt30,104m, from Bt26,105m as of 1Q08 as the Company has issued the debenture amounted Bt4,000m in April 2008. Of the total outstanding debt, 5% remained exposed to floating interest rate, the rest was either fixed rate or engaged into fixed interest swap contract. Effective interest rate was 5.3% per annum down from 5.5% in the previous quarter as a result of the new debenture issued, at the interest rate of 4.0% for year 1-2 and 4.9% for year 3-5. All outstanding foreign-currency loans have been fully hedged.

Long term loan[2]	10,679	10,680	30	59	59	9,544	59	59
Debenture	15,363	19,357	1,500	6,627	-	4,000	-	8,000
Financial lease	63	67	23	17	12	8	4	-
Total debt	26,105	30,104	5,045	6,703	71	13,552	63	8,059

(1) includes bond issuing cost; (2) includes swap and forward contract

■ Cash Flow ■

Cash flow position remained strong to support capex and debt repayment. For 1H08, the group generated Bt20,728m of cash flow from operation, spent Bt5,012m on network investment while repaid debt amounted Bt4,262m as well as paid dividend amounted Bt9,770m. The net cash increase was Bt4,299m reserved as cash and short-term B/E.

Source and use of fund: 1H08

Operating CF before change in working capital	26,492	CAPEX & Fixed assets	5,012
Share capital and share premium	256	Repayment of LT borrowing & finance lease	762
Interest received	140	Repayment of ST borrowing	3,500
Disposal of property and equipment	126	Interest paid	750
Proceed from L-T borrowing	3,991	Changes in working capital	5,764
		Dividend Payment	9,770
		Short-term investments & subsidiary	1,149
		Cash increase	4,299
Total	**31,005**	**Total**	**31,005**

■ **FY2008 Management outlook & strategy** ■

Market subscriber forecast	8-10m net additions for the market
Market share	50% revenue market share
Service revenue (revised)	7-8% service revenue growth excluding IC
Marketing expense	4% of total revenue excluding IC
Network amortization (revised	10% rise in FY08 (network amortization and depreciation as booked under cost of service only, excluding PPE depreciation in SGA, goodwill, and amortization of concession right)
EBITDA margin (revised)	46-47% excluding IC
Capex (revised)	Bt14bn cash capex for FY08 (no 3G)
Net IC revenue	Bt400-600m

For FY08, AIS expect industry subscriber growth of 15-20% y-o-y or a total net addition of 8-10 millions. SIM penetration is expected to reach 93-96% while human penetration will be approximately 65-70% as multi-SIM phenomena remains a significant part in the industry. Pricing environment will continue to be stable or have slight improvement given each operator tends to set tariff to reflect the cost of interconnection as well as to better utilize the network between peak and off-peak hours.

Due to strong revenue momentum in the past several quarters with 8.6% y-o-y growth for 1H08, service revenue guidance for 2008 is being revised upward to 7-8% from the previous 5-7%. Hence, EBITDA margin guideline is also revised upward to 46-47% from the previous 45-46%. For 1H08, EBITDA margin was 49.6%, relatively higher than the guidance as many cost items particularly on marketing spending is normally higher in 2H08. The key growth drivers to the revenue and EBITDA are (1) higher penetration in upcountry areas (2) continued improving voice revenue from stable pricing environment (3) strong 15-20% growth in non-voice services and (4) higher contribution from IDD business. In 2007, the launch of IDD business contributed additional 1.3% of service revenue, and is expected to growth 40-50% y-o-y in FY08.

AIS targets its network expansion to reach 14,500 base stations by year end with the 2G capex budget revised down to Bt14bn from the previous Bt16-17bn focusing on (1) continued expansion into rural area to differentiate coverage gap with competitors (2) transportation route such as new roads, expressway, Bangkok transit system, (3) new residential areas, business and industrial areas, and tourist attractions. Amortization in 2008 is expected to rise 10% y-o-y as the network asset is amortized over the shorter remaining period of concession life which expired in 2015.

As a largest-subscriber base operator with premium pricing, the traffic position is highly likely to be net IC receiver. Meanwhile, as the company's strategy targets on stabilizing revenue market share, the focus has been on maximizing revenue from the outgoing minutes rather than the incoming minutes. The company hence expects net IC for FY08 to be significantly lower than the Bt2.5bn net IC in 2007. Based on 1H08 net interconnection revenue of 181m, the net IC for FY08 is expected to decline to Bt400-600m.

++

■ FINANCIAL SUMMARY ■

Consolidated income statement

Service revenue excl. IC	21,060	74.3%	19,597	86.4%	21,426	74.8%	7.5	-1.7
IC revenue	4,144	14.6%	n/a	0.0%	4,256	14.9%	n/a	-2.6
Service revenue	25,204	88.9%	19,597	86.4%	25,682	89.6%	28.6	-1.9
Sales revenue	3,141	11.1%	3,082	13.6%	2,966	10.4%	1.9	5.9
Total revenue	28,345	100.0%	22,678	100.0%	28,648	100.0%	25.0	-1.1
Cost of service excl. IC	(6,411)	-22.6%	(6,020)	-26.5%	(6,361)	-22.2%	6.5	0.8
IC cost	(4,080)	-14.4%	0	0.0%	(4,139)	-14.4%	n/a	n/a
Cost of service	(10,491)	-37.0%	(6,020)	-26.5%	(10,500)	-36.7%	74.3	-0.1
Concession & excise tax	(5,051)	-17.8%	(4,838)	-21.3%	(5,157)	-18.0%	4.4	-2.1
Cost of sales	(2,865)	-10.1%	(2,871)	-12.7%	(2,742)	-9.6%	-0.2	4.5
Total cost	(18,406)	-64.9%	(13,728)	-60.5%	(18,399)	-64.2%	34.1	0.0
Gross profit	9,939	35.1%	8,950	39.5%	10,249	35.8%	11.0	-3.0
SG&A	(2,613)	-9.2%	(3,301)	-14.6%	(2,585)	-9.0%	-20.8	1.1
Directors' remuneration	(3)	0.0%	(3)	0.0%	(3)	0.0%	19.3	0.6
Operating profit	7,323	25.8%	5,647	24.9%	7,661	26.7%	29.7	-4.4
Interest expense	(394)	-1.4%	(417)	-1.8%	(374)	-1.3%	-5.5	5.4
Other income	1,944	6.9%	155	0.7%	192	0.7%	1,152.5	913.9
Exchange gain/(Loss)	42	0.1%	(7)	0.0%	(134)	-0.5%	-707.5	-131.0
EBT	8,915	31.5%	5,378	23.7%	7,344	25.6%	65.8	21.4
Minority interest	(25)	-0.1%	2	0.0%	(21)	-0.1%	-1,254.5	17.2
Corporate tax	(2,557)	-9.0%	(1,717)	-7.6%	(2,199)	-7.7%	48.9	16.3
Net income	6,333	22.3%	3,664	16.2%	5,124	17.9%	72.8	23.6

Service revenue excl. IC	42,486	74.5%	39,089	84.7%	8.7
IC revenue	8,400	14.7%	n/a	n/a	n/a
Service revenue	50,886	89.3%	39,089	84.7%	30.2
Sales revenue	6,107	10.7%	7,087	15.3%	-13.8
Total revenue	56,993	100.0%	46,177	100.0%	23.4
Cost of Service excl. IC	(12,772)	-22.4%	(11,822)	-25.6%	8.0
IC cost	(8,219)	-14.4%	0	0.0%	n/a
Cost of service	(20,991)	-36.8%	(11,822)	-25.6%	77.6
Concession & excise tax	(10,208)	-17.9%	(9,652)	-20.9%	5.8
Cost of Sales	(5,607)	-9.8%	(6,546)	-14.2%	-14.4
Total cost	(36,805)	-64.6%	(28,020)	-60.7%	31.4
Gross Profit	20,188	35.4%	18,156	39.3%	11.2
SG&A	(5,198)	-9.1%	(6,427)	-13.9%	-19.1
Directors' remuneration	(6)	0.0%	(4)	0.0%	34.8
Operating profit	14,984	26.3%	11,725	25.4%	27.8
Interest Expense	(769)	-1.3%	(865)	-1.9%	-11.1
Other Income	2,136	3.7%	356	0.8%	500.0
Exchange Gain/(Loss)	(92)	-0.2%	(16)	0.0%	468.9
EBT	16,259	28.5%	11,199	24.3%	45.2
Minority interest	(47)	-0.1%	18	0.0%	-354.1
Corporate Tax	(4,756)	-8.3%	(3,570)	-7.7%	33.2
Net Income	11,456	20.1%	7,648	16.6%	49.8

Revenue and cost breakdown

Basic voice						
GSM Advance	22.5%	22.5%	20.6%	18.5%	17.0%	17.5%
GSM 1800	1.0%	1.0%	0.9%	0.8%	0.7%	0.8%
Postpaid	23.5%	23.5%	21.5%	19.3%	17.7%	18.3%
Prepaid	56.3%	57.6%	59.1%	59.5%	58.5%	59.1%
Non-voice						
Postpaid	4.6%	4.3%	4.5%	4.8%	5.2%	4.9%
Prepaid	6.3%	6.2%	6.6%	6.9%	7.3%	7.7%
International roaming	5.2%	4.2%	4.4%	5.1%	5.4%	4.5%
Others (IDD, other fees)	4.1%	4.2%	3.9%	4.4%	5.9%	5.5%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Handset	93.7%	93.4%	94.7%	95.2%	95.0%	95.8%
SIM	6.3%	6.6%	5.3%	4.8%	5.0%	4.2%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Amortization	67.3%	68.4%	68.7%	69.2%	68.8%	69.0%
Base station – rental & utility	9.6%	9.8%	9.3%	9.2%	9.6%	9.8%
Maintenance	8.0%	7.3%	7.8%	7.6%	6.7%	6.7%
Others	15.1%	14.5%	14.2%	14.0%	14.9%	14.5%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Handsets	98.2%	97.1%	96.9%	97.6%	97.6%	97.2%
SIM	1.8%	2.9%	3.1%	2.4%	2.4%	2.8%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Consolidated balance sheet

Current Assets	24,162	18.7%	20,586	16.0%
Property and Equipment	8,037	6.2%	8,561	6.6%
Networks under Concession	75,301	58.4%	78,527	60.9%
Intangible asset	10,314	8.0%	10,593	8.2%
Defer tax asset	10,085	7.8%	10,031	7.8%
Others	1,053	0.8%	644	0.5%
Total Assets	**128,952**	**100.0%**	**128,942**	**100.0%**
ST loan from financial institution	0	0.0%	3,492	2.7%
Account Payable-trade	4,755	3.7%	4,218	3.3%
Current Portion of LT Debt	4,020	3.1%	1,545	1.2%
Current Portion of Concession	6,203	4.8%	8,373	6.5%
Long-term Debt	26,261	20.4%	25,312	19.6%
Other Liabilities	10,354	8.0%	10,541	8.2%
Total Liabilities	51,593	40.0%	**53,481**	**41.5%**
Total Equity	**77,359**	**60.0%**	**75,461**	**58.5%**

Key ratios

EBITDA (Bt. million)	11,994	12,280	10,286
EBITDA margin	42.3%	42.9%	45.4%
Interest coverage (x)	18.6	20.5	13.5
DSCR (x)	6.0	6.3	3.6
Net debt / EBITDA (x)	0.37	0.23	0.54
Net debt / Equity (x)	0.23	0.14	0.30
Interest-bearing debt to Equity (x)	0.39	0.32	0.41
Total liabilities to Equity (x)	0.67	0.64	0.74
Free cash flow to EV (%)	9.5%	10.5%	5.0%
ROE (%)	32.0%	26.2%	18.6%

■ OPERATIONAL DATA ■

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
GSM Advance	2,534,700	2,566,300	2,349,300	2,203,500	2,243,100	2,260,300
GSM 1800	92,000	86,800	82,600	82,400	81,400	79,700
Postpaid	2,626,700	2,653,100	2,431,900	2,285,900	2,324,500	2,340,000
Prepaid	18,462,600	20,038,300	20,772,500	21,819,500	22,762,800	23,624,700
Total subscribers	21,089,300	22,691,400	23,204,400	24,105,400	25,087,300	25,964,700
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Postpaid	384,300	26,400	-221,200	-146,000	38,600	15,500
Prepaid	1,183,500	1,575,700	734,200	1,047,000	943,300	861,900
Total net additions	1,567,800	1,602,100	513,000	901,000	981,900	877,400
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Postpaid	2.5%	3.9%	4.8%	4.7%	1.9%	1.9%
Prepaid	2.9%	2.7%	3.9%	3.9%	4.4%	4.5%
Blended	2.9%	2.9%	4.0%	4.0%	4.2%	4.3%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Postpaid	44%	44%	42%	41%	41%	n/a
Prepaid	50%	49%	47%	46%	46%	n/a
Total	49%	48%	46%	46%	46%	n/a
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
GSM Advance	811	741	696	744	757	743
GSM 1800	781	773	760	739	730	730
Postpaid	809	742	698	743	756	743
Prepaid	249	234	222	227	231	229
Blended	317	295	274	279	280	276
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
GSM Advance	788	708	665	696	708	688
GSM 1800	781	773	760	739	730	708
Postpaid	787	710	668	698	708	689
Prepaid	263	258	233	238	237	235
Blended	326	312	282	283	282	277
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
GSM Advance	587	504	511	573	594	574
GSM 1800	412	416	422	426	476	472
Postpaid	580	501	507	568	589	570
Prepaid	228	218	224	239	260	266
Blended	270	252	256	271	290	294
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
% outgoing to total minute	46%	47%	48%	48%	48%	49%
% on-net to total outgoing minute	56%	63%	68%	70%	71%	73%

■ QUARTERLY REVIEW OF TARIFF PLANS ■

Prepaid plans for new subscription

Aow Pai Leoy Bt 0.75/minute	▪ Bt0.75/minute, 24 hours for call to all networks ▪ SIM price: Bt110, validity: 7 days ▪ SIM price: Bt300 , validity: 30 days
Sawasdee	▪ Bt2/minute for on-net, Bt4/minute for off-net ▪ SIM price: Bt110,validity: 1 year
Sawasdee North East	▪ Call made in northeast area: Bt1/minute ▪ Call made outside of northeast area: Bt2/minute on-net, Bt4/minute off-net ▪ SIM price: Bt110,validity: 1 year
Moo-Hou	▪ Call made in northeast area : On-net: Bt2 for the first minute and Bt0.50/minute thereafter Off-net: Bt2 for the first minute and Bt1/minute thereafter ▪ Call made outside of northeast area: Bt2/minute on-net, Bt4/minute off-net ▪ SIM price: Bt50, validity: Bt100 for 30 days
Sawasdee SIM Mae Yok	▪ Bt2 per minute to all networks ▪ SIM price: Bt50, Validity: Bt100 for 30 days
Sawasdee Nan Nan	▪ Bt2.50 to all networks ▪ SIM price: Bt50, validity: 1 year
Mini SIM	▪ Bt1.50 to all networks ▪ SIM price: Bt20, validity: 180 days
Day SIM	▪ 6am-6pm: Bt0.50/minute ▪ 6pm-6am: Bt2/minute ▪ SIM price: Bt99, Validity: Bt300 for 30 days
Night SIM	▪ 10pm-10am: Bt0.50/minute ▪ 10am-10pm: Bt2/minute ▪ SIM price: Bt49, Validity: Bt300 for 30 days
FREEDOM SIM	▪ Subscriber can choose only 1 out of 4 options: 1. Short call: Bt1.5/minute 2. Long call: Bt2 on the first minute, Bt1/minute thereafter 3. On net Call: Bt2 on the first minute, Bt0.50/minute for call within AIS network Bt2/minute for call to other networks 4. Economy call 20 hrs: 10pm-6pm: Bt2 on the first minute, Bt0.50/minute thereafter 6pm-10pm: Bt2/minute ▪ SIM price: Bt50

Prepaid plans for existing subscribers

Flexi	▪ Call more than 3 minutes, Tariff: Bt5 for the first minute, Bt0.25/minute thereafter ▪ Call less than 3 minutes, Tariff: Bt3 for the first minute, Bt1/minute thereafter ▪ Monthly charge: Bt30
Short Call	▪ Bt3 for the first minute, Bt1/minute thereafter
Sabai Call	▪ Bt1.50/minute

On-net Call	▪ **For on-net** Bt3 for first minute, Bt0.50/minute thereafter ▪ **For off-net** Bt1.5/minute
Long Call	▪ Bt4.50 for the first minute, Bt0.50/minute thereafter
Day Call	▪ Bt199/month for unlimited on-net between 5am-5pm ▪ 5pm-5am & Off-net: Bt2 for the first minute, Bt1/minute thereafter
Night Call	▪ Bt159/month for unlimited on-net between 10pm-10am ▪ 10am-10pm& off-net: Bt2 for the first minute, Bt1/minute thereafter
Sawasdee SIM Mae Yok	▪ Bt2 per minute to all networks ▪ Validity: Bt100 for 30 days
TEXT Lover	▪ Bt99/month for 500 SMS ▪ Call charge: Bt3 for the first minute, Bt1/minute thereafter

Postpaid plans for new subscription

GSM Rang 99/month	Monthly fee: Bt99 **For On-net** ▪ Call 1 hour pay only 5 minutes at Bt1.50/minute, exceed 1 hour tariff at Bt1.5/minute **For off-net** ▪ Bt1.50/minute
GSM Rang 159/month	Monthly fee: Bt159 **For On-net** ▪ 5am-5pm: Bt1 for 1 hour, exceed 1 hour tariff at Bt1/minute ▪ 5pm-5am: Bt2 for the first minute, then Bt1/minute thereafter **For off-net** ▪ Bt2 for the first minute, then Bt1/minute thereafter
GSM Rang 299/month	Monthly fee: Bt299 **For On-net** ▪ 5am-5pm: Bt2 for the first minute, then Bt1/minute thereafter ▪ 5pm-5am: Bt1 for 1 hour, exceed 1 hour tariff at Bt1/minute **For off-net** ▪ Bt2 for the first minute, then Bt1/minute thereafter
GSM FIT 250	▪ Monthly fee: Bt250 ▪ Bt1.50/minute to all networks ▪ free call Bt 300, SMS 50 times MMS 10 times GPRS 4 hours
GSM FIT 500	▪ Monthly fee: Bt500 ▪ Bt1.50/minute to all networks ▪ free call Bt 850, SMS 100 times MMS 25 times GPRS 10 hours
GSM FIT 750	▪ Monthly fee: Bt750 ▪ Bt1.50/minute to all networks ▪ free call Bt 1400, SMS 150 times MMS 50 times GPRS 25 hours
GSM DOUBLE	▪ Monthly fee: Bt200 ▪ free call Bt 400, Bt1.50/minute to all networks
INTERNET SIM 99	▪ Monthly fee: Bt99 ▪ GPRS 30 hours free ▪ Bt3 for the first minute, Bt1/minute thereafter

Postpaid plans for existing subscribers

GSM Rang 299/month	Monthly fee: Bt299 **For On-net** ▪ 5am-5pm: Bt2 for the first minute, then Bt1/minute thereafter ▪ 5pm-5am: Bt1 for 1 hour, exceed 1 hour tariff at Bt1/minute **For off-net** ▪ Bt2 for the first minute, then Bt1/minute thereafter
GSM Tam Jai	▪ Bt250/month, free call 200 minutes ▪ Bt500/month, free call 400 minutes ▪ Bt750/month, free call 600 minutes ▪ Bt1,000/month, free call 800 minutes ▪ Exceed call tariff at Bt1.50/minute
GSM FIT 250	▪ Monthly fee: Bt250 ▪ Bt1.50/minute to all networks ▪ free call Bt 300, SMS 50 times MMS 10 times GPRS 4 hours
GSM FIT 500	▪ Monthly fee: Bt500 ▪ Bt1.50/minute to all networks ▪ free call Bt 850, SMS 100 times MMS 25 times GPRS 10 hours

■ ARPU DEFINITION ■

In accordance with the international practice, we have adjusted ARPU disclosure to better reflect all revenues generated from the mobile network. We believe the new definition should provide a more transparent representation of our reported service revenue and maintain the conservative approach of recognizing revenue on the net basis. The revenue items included in the calculation of ARPU figures are based on consolidated revenue according to the Thai accounting standard. The ARPU definition is outlined accordingly.

Definition	Consolidated service revenue excluding international call revenue from AIN and interconnection revenue divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue (beg.sub + end.sub) / 2	Consolidated service revenue excluding international call revenue from AIN divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue + Net IC revenue (beg.sub + end.sub) / 2
Revenue composition	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☐ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☑ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission

From 1Q08 onward, disclosure of ARPU is based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" is discontinued.

■ Glossary of terms and definitions ■

Operational data

Subscriber	Number of registered SIM at ending period whose status is not defined as churn
Postpaid churn	Subscribers whose payment status is overdue more than 45 days from due date
Prepaid churn	Subscribers who do not make a refill within 37 days after validity expires
Net additions	Change of number of subscribers and ending period from the beginning period
New all-in ARPU excl. IC	Consolidated service revenue excluding international call revenue from AIN divided by average of subscriber at the beginning and ending period. It includes voice revenue, value-added services, international roaming, international call and other revenues such as national roaming, broadband and transmission
New all-in ARPU incl. IC	Including net interconnection (IC revenue – IC cost)
MOU	Number of billed outgoing minutes generated from voice call including international call usage and SMS divided by average subscriber
Churn rate	Number of subscriber disconnections in the period divided by the sum of gross new subscribers in the period and the subscribers at the beginning period
Non-voice (data)	Includes all non-voice services e.g. SMS, MMS, GPRS, ring-back tone, infotainment and data transmission; excluding call management service e.g. call forward, conference call, call divert

Financial data

EBITDA margin	Operating profit before depreciation on property and equipment, amortization of assets under concession, amortization of computer software, amortization of concession right, goodwill, and allowance for impairment as a percentage to total revenue
Interest Coverage	Interest expense for the period divided by operating profit for the period
DSCR	Debt service coverage ratio calculated EBITDA after tax divided by repayment of short-term borrowings and current portion of long-term borrowings and debentures and interest paid for the period
Net Debt / EBITDA	Short-tem and long-term interest-bearing debts minus cash divided by EBITDA
Net Debt / Equity	Short-tem and long-term interest-bearing debts minus cash divided by total shareholder's equity at ending period
Interest-bearing Debt to Equity	Short-tem and long-term interest-bearing debts divided by total shareholder's equity at ending period
Total Liabilities to Equity	Total liabilities at ending period divided by total shareholder's equity at ending period
Free cash flow to EV	(EBITDA – capex – tax) / (market capitalization + book value of net debt)
ROE	Return on equity = Net income / average equity between beginning and ending of period

++

Advanced Info Service Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month and six-month periods ended
30 June 2008

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 June 2008, and the related statements of income for the three-month and six-month periods then ended, and the related statements of changes in equity and cash flows for the six-month period then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews. The consolidated and separate statements of income for the three-month and six-month periods ended 30 June 2007, and the related statements of changes in shareholders' equity and cash flows for the six-month period then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, were reviewed by another auditor whose report dated 14 August 2007 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

As discussed in note 17 to the financial statements, the consolidated financial statements have applied the change in its accounting policy for goodwill prospectively from 1 January 2008.

The consolidated and separate financial statements for the year ended 31 December 2007 of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated 19 February 2008. The consolidated and separate balance sheets as at 31 December 2007, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
13 August 2008

Advanced Info Service Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2008 and 31 December 2007

Assets	*Note*	**Consolidated financial statements** 30 June 2008 (Unaudited)	**Consolidated financial statements** 31 December 2007	**Separate financial statements** 30 June 2008 (Unaudited)	**Separate financial statements** 31 December 2007
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		12,528,245	8,316,666	3,138,198	3,713,235
Short-term investments		1,146,015	123,443	-	-
Trade accounts receivable	*3, 4*	5,417,293	8,054,188	8,838,695	11,176,551
Amounts due from and loans to related parties	*3*	754	770	130,990	85,019
Value added tax receivables		282,108	136,763	282,108	136,763
Inventories		1,922,763	1,236,246	128,564	137,111
Other current assets		2,865,134	2,717,539	1,728,767	1,727,884
Total current assets		**24,162,312**	**20,585,615**	**14,247,322**	**16,976,563**
Non-current assets					
Property, plant and equipment	*6*	8,036,612	8,560,947	7,072,316	7,619,071
Assets under concession agreements	*6*	75,301,472	78,527,309	70,864,048	73,445,127
Swap and Forward contracts receivable	*16*	177,329	-	177,329	-
Investments in subsidiaries	*5*	-	-	19,882,107	19,457,107
General investment		92,761	92,761	92,761	92,761
Intangible assets		10,313,523	10,593,151	1,094,366	1,173,299
Deferred tax assets		10,085,133	10,031,066	9,194,851	9,128,182
Other non-current assets		782,546	550,803	675,156	445,380
Total non-current assets		**104,789,376**	**108,356,037**	**109,052,934**	**111,360,927**
Total assets		**128,951,688**	**128,941,652**	**123,300,256**	**128,337,490**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Balance sheets

As at 30 June 2008 and 31 December 2007

Liabilities and equity	Note	Consolidated financial statements 30 June 2008 (Unaudited)	Consolidated financial statements 31 December 2007	Separate financial statements 30 June 2008 (Unaudited)	Separate financial statements 31 December 2007
			(in thousand Baht)		
Current liabilities					
Short-term loan from financial institutions	8	-	3,492,242	-	3,492,242
Trade accounts payable	3, 7	4,754,706	4,218,177	4,234,793	3,915,050
Amounts due to and loans from related parties	3	330,110	361,241	6,975,161	13,386,152
Current portion of long-term borrowings	8	4,020,540	1,544,583	4,014,414	1,535,229
Concession right payable, accrued concession fee and excise tax	9	6,203,487	8,373,228	5,388,342	3,161,189
Unearned income - mobile phone service		3,577,408	3,468,899	4,406,196	4,437,360
Advance receipts from customers		770,183	1,014,350	-	-
Income tax payable		3,330,667	3,232,483	2,346,550	2,943,264
Other current liabilities		2,333,978	2,451,353	2,255,068	2,211,922
Total current liabilities		**25,321,079**	**28,156,556**	**29,620,524**	**35,082,408**
Non-current liabilities					
Swap and Forward contracts payable, net	16	-	382,837	-	382,837
Long-term borrowings	8	26,260,948	24,929,192	26,252,824	24,920,137
Other non-current liabilities		10,921	12,266	-	-
Total non-current liabilities		**26,271,869**	**25,324,295**	**26,252,824**	**25,302,974**
Total liabilities		**51,592,948**	**53,480,851**	**55,873,348**	**60,385,382**
Equity					
Share capital	10				
Authorised share capital		4,997,460	4,997,460	4,997,460	4,997,460
Issued and paid-up share capital		2,961,387	2,958,123	2,961,387	2,958,123
Reserves					
Share premium	12	21,517,207	21,250,964	21,517,207	21,250,964
Advanced receipts for share subscription	12	1,372	15,377	1,372	15,377
Unrealised gain on dilution of investment		161,187	161,187	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		51,685,458	49,998,652	42,446,942	43,227,644
Total equity attributable to equity holders of the Company		**76,826,611**	**74,884,303**	**67,426,908**	**67,952,108**
Minority interests		532,129	576,498	-	-
Total equity		**77,358,740**	**75,460,801**	**67,426,908**	**67,952,108**
Total liabilities and equity		**128,951,688**	**128,941,652**	**123,300,256**	**128,337,490**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The accompanying notes are an integral part of these financial statements.

Statements of income
For the three-month periods ended 30 June 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Revenues					
Revenues from rendering of services and equipment rentals		25,203,913	19,596,648	24,158,543	18,886,556
Revenue from sale of goods		3,141,441	3,081,696	-	-
Total revenues		**28,345,354**	**22,678,344**	**24,158,543**	**18,886,556**
Cost					
Cost of rendering of services and equipment rentals		(10,490,904)	(6,019,560)	(10,434,647)	(6,290,426)
Concession fee and excise tax		(5,050,700)	(4,837,894)	(4,744,690)	(4,460,895)
Cost of sale of goods		(2,864,660)	(2,870,511)	-	-
Total cost		**(18,406,264)**	**(13,727,965)**	**(15,179,337)**	**(10,751,321)**
Gross profit		**9,939,090**	**8,950,379**	**8,979,206**	**8,135,235**
Selling and administrative expenses		(2,612,675)	(3,300,767)	(2,361,504)	(3,108,193)
Profit from sales, services and equipment rentals		**7,326,415**	**5,649,612**	**6,617,702**	**5,027,042**
Other operating income	9	1,944,118	155,225	156,910	137,587
Net foreign exchange gain (loss)		41,616	(6,850)	45,002	(9,454)
Directors' remuneration		(3,032)	(2,542)	(2,927)	(2,456)
Profit before interest and income tax expenses		**9,309,117**	**5,795,445**	**6,816,687**	**5,152,719**
Interest expense		(394,428)	(417,209)	(445,729)	(499,541)
Income tax expense		(2,556,890)	(1,716,993)	(1,735,125)	(1,402,402)
Profit for the period		**6,357,799**	**3,661,243**	**4,635,833**	**3,250,776**
Attributable to :					
Equity holders of the Company		6,332,595	3,663,426	4,635,833	3,250,776
Minority interest		25,204	(2,183)	-	-
Profit for the period		**6,357,799**	**3,661,243**	**4,635,833**	**3,250,776**
Earnings per share (in Baht)	14				
Basic		2.14	1.24	1.57	1.10
Diluted		2.14	1.24	1.57	1.10

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The accompanying notes are an integral part of these financial statements.

Statements of income
For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Revenues					
Revenues from rendering of services and equipment rentals		50,886,005	39,089,323	48,770,505	37,562,707
Revenue from sale of goods		6,107,293	7,087,385	-	-
Total revenues		**56,993,298**	**46,176,708**	**48,770,505**	**37,562,707**
Cost					
Cost of rendering of services and equipment rentals		(20,991,111)	(11,821,786)	(20,928,414)	(12,464,807)
Concession fee and excise tax		(10,207,519)	(9,652,370)	(9,577,265)	(8,867,222)
Cost of sale of goods		(5,606,533)	(6,546,341)	-	-
Total cost		**(36,805,163)**	**(28,020,497)**	**(30,505,679)**	**(21,332,029)**
Gross profit		**20,188,135**	**18,156,211**	**18,264,826**	**16,230,678**
Selling and administrative expenses		(5,197,374)	(6,427,173)	(4,954,547)	(5,972,805)
Profit from sales, services and equipment rentals		**14,990,761**	**11,729,038**	**13,310,279**	**10,257,873**
Other operating income	9	2,135,450	355,975	291,290	291,187
Net foreign exchange loss		(92,478)	(16,256)	(98,373)	(23,305)
Directors' remuneration		(6,047)	(4,485)	(5,897)	(4,325)
Profit before interest and income tax expenses		**17,027,686**	**12,064,272**	**13,497,299**	**10,521,430**
Interest expense		(768,647)	(864,920)	(906,709)	(998,005)
Income tax expense		(4,756,014)	(3,570,516)	(3,601,774)	(2,873,406)
Profit for the period		**11,503,025**	**7,628,836**	**8,988,816**	**6,650,019**
Attributable to :					
Equity holders of the Company		11,456,324	7,647,217	8,988,816	6,650,019
Minority interest		46,701	(18,381)	-	-
Profit for the period		**11,503,025**	**7,628,836**	**8,988,816**	**6,650,019**
Earnings per share (in Baht)	14				
Basic		3.87	2.59	3.04	2.25
Diluted		3.87	2.59	3.04	2.25

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

			Consolidated financial statements							
			Reserves			Retained earnings				
	Note	Issued and paid-up share capital	Share premium	Advance receipt for share subscription	Unrealised gain on dilution of investments	Appropriated to legal reserve	Unappro-priated	Total equity attributable to equity holders of the Company	Minority interest	Total equity
						(in thousand Baht)				
Balance at 1 January 2007		**2,953,547**	**20,978,563**	**14,504**	**161,187**	**500,000**	**52,330,152**	**76,937,953**	**661,056**	**77,599,009**
Changes in equity for 2007										
Profit for the period		-	-	-	-	-	7,647,217	7,647,217	(18,381)	7,628,836
Dividends	*15*	-	-	-	-	-	(9,753,030)	(9,753,030)	-	(9,753,030)
Issued of share capital	*10,11*	2,181	88,921	(14,504)	-	-	-	76,598	-	76,598
Advanced receipts for share subscription	*11*	-	-	4,588	-	-	-	4,588	-	4,588
Balance at 30 June 2007		**2,955,728**	**21,067,484**	**4,588**	**161,187**	**500,000**	**50,224,339**	**74,913,326**	**642,675**	**75,556,001**
Balance at 1 January 2008		**2,958,123**	**21,250,964**	**15,377**	**161,187**	**500,000**	**49,998,652**	**74,884,303**	**576,498**	**75,460,801**
Changes in equity for 2008										
Profit for the period		-	-	-	-	-	11,456,324	11,456,324	46,701	11,503,025
Dividends	*15*	-	-	-	-	-	(9,769,518)	(9,769,518)	-	(9,769,518)
Issued of share capital	*10,11*	3,264	266,243	(15,377)	-	-	-	254,130	-	254,130
Advanced receipts for share subscription	*11*	-	-	1,372	-	-	-	1,372	-	1,372
Decrease in minority interest from the addition of shares		-	-	-	-	-	-	-	(91,070)	(91,070)
Balance at 30 June 2008		**2,961,387**	**21,517,207**	**1,372**	**161,187**	**500,000**	**51,685,458**	**76,826,611**	**532,129**	**77,358,740**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

		Separate financial statements					
			Reserves		Retained earnings		
	Note	Issued and paid-up share capital	Share premium	Advance receipt for share subscription	Appropriated to legal reserve	Unappropriated	Total equity attributable to equity holders of the Company
				(in thousand Baht)			
Balance at 1 January 2007		**2,953,547**	**20,978,563**	**14,504**	**500,000**	**44,743,033**	**69,189,647**
Changes in equity for 2007							
Profit for the period		-	-	-	-	6,650,019	6,650,019
Dividends	*15*	-	-	-	-	(9,753,030)	(9,753,030)
Issued of share capital	*10,11*	2,181	88,921	(14,504)	-	-	76,598
Advanced receipts for share subscription	*11*	-	-	4,588	-	-	4,588
Balance at 30 June 2007		**2,955,728**	**21,067,484**	**4,588**	**500,000**	**41,640,022**	**66,167,822**
Balance at 1 January 2008		**2,958,123**	**21,250,964**	**15,377**	**500,000**	**43,227,644**	**67,952,108**
Changes in equity for 2008							
Profit for the period		-	-	-	-	8,988,816	8,988,816
Dividends	*15*	-	-	-	-	(9,769,518)	(9,769,518)
Issued of share capital	*10,11*	3,264	266,243	(15,377)	-	-	254,130
Advanced receipts for share subscription	*11*	-	-	1,372	-	-	1,372
Balance at 30 June 2008		**2,961,387**	**21,517,207**	**1,372**	**500,000**	**42,446,942**	**67,426,908**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The accompanying notes are an integral part of these financial statements.

Statements of cash flows
For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Cash flows from operating activities					
Profit for the period of equity holders of the Company		11,456,324	7,647,217	8,988,816	6,650,019
Adjustments for					
Depreciation		1,506,631	1,504,990	1,429,639	1,435,351
Amortisation		7,816,727	7,620,386	6,923,611	6,143,992
Allowance for obsolete inventories		61,445	21,530	25,921	7,838
Loss on write-off goodwill		15,140	-	-	-
Interest income		(170,317)	(238,387)	(57,476)	(76,269)
Interest expense		768,647	864,920	906,709	998,005
Loss on write-off of deferred charge		-	146	-	146
Doubtful accounts and bad debts expense		233,901	803,460	244,851	802,675
Inventory non-paid		(48,029)	-	-	-
(Gain) loss on disposals of property, plant and equipment		57,137	(5,837)	57,221	(5,948)
Unrealised foreign exchange (gain) loss		(8,533)	13,954	(8,751)	14,040
Realised unearned income		-	(8,336)	-	-
Net gain (loss) attributable to minority interest		46,701	(18,381)	-	-
Decrease in deferred tax income		(54,067)	(244,380)	(66,669)	(259,219)
Income tax expense		4,810,081	3,814,896	3,668,443	3,132,625
		26,491,788	21,776,178	22,112,315	18,843,255
Changes in operating assets and liabilities					
Restricted bank deposits		12,625	424,655	-	-
Trade accounts receivable		2,459,358	(1,034,721)	2,149,370	(1,462,679)
Amounts due from related parties		16	2,851	(4,472)	6,464
Value added tax receivable		(145,345)	(451,190)	(145,345)	(451,190)
Inventories		(699,933)	125,567	(17,374)	(40,795)
Other current assets		(105,673)	(237,729)	1,515	(106,596)
Other non-current assets		(275,577)	(110,157)	(261,769)	(98,207)
Trade accounts payable		189,805	464,679	(76,908)	330,539
Amounts due to related parties		(31,132)	(167,895)	89,009	134,068
Concession right payable, accrued concession fee and excise tax		(2,169,740)	2,225,857	2,227,153	1,834,480
Unearned income - mobile phone services		108,510	(143,145)	241,093	(130,691)
Advance receipts from customers		(244,167)	(335,685)	-	-
Other current liabilities		(137,801)	(305,120)	(222,791)	(252,925)
Other non-current liabilities		(1,345)	133	-	-
Income tax paid		(4,723,649)	(3,709,309)	(4,265,158)	(3,162,677)
Net cash provided by operating activities		**20,727,740**	**18,524,969**	**21,826,638**	**15,443,046**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The accompanying notes are an integral part of these financial statements.

Statements of cash flows

For the six-month periods ended 30 June 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Cash flows from investing activities					
Interest received		140,111	258,438	55,078	82,204
Cash invested in general investments		-	(51,847)	-	(51,847)
Net changes in short-term investments		(1,022,572)	(3,375)	-	-
Additional investment in subsidiaries	5	(126,000)	-	(425,000)	(50,000)
Proceeds from disposals of property and equipment		126,048	10,689	135,120	9,518
Purchase of property, plant, equipment and computer software		(1,098,652)	(2,363,721)	(961,989)	(2,198,973)
Purchase of assets under concession agreements		(3,913,300)	(7,299,696)	(3,894,309)	(7,277,729)
Loans to related parties		-	-	(41,500)	(180,100)
Net cash used in investing activities		**(5,894,365)**	**(9,449,512)**	**(5,132,600)**	**(9,666,927)**
Cash flows from financing activities					
Interest paid		(749,556)	(904,631)	(914,398)	(984,212)
Proceeds from short-term loans from financial institutions		-	3,893,112	-	3,893,112
Repayments of short-term loans from financial institutions		(3,500,000)	(1,000,000)	(3,500,000)	(1,000,000)
Proceeds from short-term loans from subsidiaries		-	-	2,400,000	7,500,000
Repayments of short-term loans from subsidiaries		-	-	(8,900,000)	-
Proceeds from long-term borrowings		3,991,175	-	3,991,175	-
Repayments of long-term borrowings		(762,175)	(4,760,060)	(757,236)	(4,758,749)
Proceeds from additional share capital		3,045	1,848	3,045	1,848
Proceeds from share premium		251,085	74,750	251,085	74,750
Advanced receipts for share subscription		1,372	4,588	1,372	4,588
Payments of dividend	15	(9,769,518)	(9,753,030)	(9,769,518)	(9,753,030)
Net cash used in financing activities		**(10,534,572)**	**(12,443,423)**	**(17,194,475)**	**(5,021,693)**
Net increase (decrease) in cash and cash equivalents		**4,298,803**	**(3,367,966)**	**(500,437)**	**754,426**
Cash and cash equivalents at beginning of period		6,822,085	11,097,790	3,713,234	3,725,034
Effect of exchange rate changes on balances held in foreign currencies		(74,599)	(14,239)	(74,599)	(14,239)
Cash and cash equivalents at end of period		**11,046,289**	**7,715,585**	**3,138,198**	**4,465,221**

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the six-month periods ended 30 June 2008 and 2007 comprise:

	2008	2007	2008	2007
Cash and deposits at financial institutions	5,807,119	4,980,055	2,935,321	2,984,302
Short-term investments with maturities of three months or less	6,721,126	3,955,303	202,877	1,480,919
	12,528,245	**8,935,358**	**3,138,198**	**4,465,221**
Less restricted bank deposits	(1,481,956)	(1,219,773)	-	-
Total cash and cash equivalents	**11,046,289**	**7,715,585**	**3,138,198**	**4,465,221**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Non cash transactions

	2008	2007	2008	2007
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	2,244,690	2,386,367	1,986,719	2,275,143

The accompanying notes are an integral part of these financial statements.

Note	Contents
1	General information
2	Basis of preparation of the financial statements
3	Related party transactions and balances
4	Trade accounts receivable
5	Investments in subsidiaries
6	Capital expenditure
7	Trade accounts payable
8	Interest-bearing liabilities
9	Concession right payable
10	Share capital
11	Warrants
12	Reserves
13	Segment information
14	Earnings per share
15	Dividends
16	Financial instruments
17	Change in accounting policy
18	Commitments with non-related parties
19	Contingent liabilities
20	Interconnection agreements
21	Significant events
22	Events after the balance sheet date
23	Reclassification of accounts

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

These notes form an integral part of the financial statements.

The interim financial statements were authorized for issue by the board of directors on 13 August 2008.

1 General information

Advanced Info Service Public Company Limited "the Company", is incorporated in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company was listed on the Stock Exchange in Thailand in November 1991.

Shin Corporation Public Company Limited is a major shareholder, holding 42.67% (2007: 42.72%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.18% (2007: 19.20%) of the share capital of the Company.

The principal activities of the Group are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM under a concession granted from TOT Public Company Limited ("TOT"), under an agreement dated 27 March 1990, trading mobile phones and related accessories, rendering repair services for mobile phones and providing mobile phones for rent. The concession agreement of the 900-MHz CELLULAR TELEPHONE SYSTEM is ended on 30 September 2015.

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH under a concession granted from TOT under the agreement dated 19 September 1989, rendering services for data network communications.

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM under concessions granted by CAT Telecom Public Company Limited ("CAT") to Total Access Communication Public Company Limited ("TAC") under agreements dated 14 November 1990, 23 July 1993, 20 June 1996 and 22 November 1996 ("WorldPhone Concession"). The concession agreement of the 1800-MHz CELLULAR TELEPHONE SYSTEM is ended on 15 September 2013.

4) The operation of PROVIDING CALL CENTER SERVICE

5) The operation of PROVIDING BROADBAND SERVICE under a license from the National Telecommunications Commission ("NTC").

6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD

7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE

8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a license from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The license agreement of INTERNATIONAL TELEPHONE SERVICE is ended 26 July 2026.

9) The operation of DISTRIBUTING OF CELLULAR PHONES

10) The operation of PROVIDING INTERNET (ISP) SERVICE, INTERNET GATEWAY and BROADBAND, VOICE OVER IP and IP TELEVISION under a license from the National Telecommunications Commission ("NTC").

Under the agreements made with TOT in relation to the operation of DATAKIT VIRTUAL CIRCUIT SWITCH, the Company and its subsidiary, Advanced Datanetwork Communications Co., Ltd., have to pay annual fees to TOT based on certain percentages of certain service income or at minimum fees as specified in those agreements, whichever is higher.

Under a joint venture agreement between a subsidiary, Advanced Datanetwork Communications Co., Ltd., and TOT dated 25 September 1997, TOT has extended the period of the service agreement to 25 years and waived the annual fee under the agreements effective from 25 September 1997. In exchange for the waiver of the annual fee, the subsidiary issued an additional 10.75 million ordinary shares at a par value of Baht 10 each to TOT on 17 March 1998.

The concessions are Build Transfer Operate concessions, under which the Company and its subsidiaries, according to the concessions, have to transfer their ownership of certain equipment and other assets procured by the Company and the subsidiaries for the operations of a 900 MHz CELLULAR TELEPHONE SYSTEM, and DATAKIT VIRTUAL CIRCUIT SWITCH to TOT upon completion of equipment installation.

Under the concession agreements with CAT dated 19 November 1996, which expires on 15 September 2013, the Company's subsidiary, Digital Phone Company Limited ("DPC"), has to pay minimum fees to CAT based on certain percentages of service income or at the minimum fees specified in the agreements, whichever is higher. In addition, the subsidiary has to procure equipment and computer systems for its operations and has to transfer the ownership of such equipment and computer systems (being capitalised software development costs and hardware costs) to CAT within the periods specified in the concession agreements.

Details of the Company's subsidiaries and jointly controlled entities as at 30 June 2008 and 31 December 2007 were as follows:

Name of the entities	Type of business	Country of incorporation	Ownership interest 30 June 2008	Ownership interest 31 December 2007
Mobile from Advance Co., Ltd.	Currently ceased operation	Thailand	99.99%	99.99%
Advanced Datanetwork Communications Co., Ltd. * (* Indirect subsidiary)	Service provider of voice/ data communications via telephone line and broadband	Thailand	50.26%	51.00%
Datanetwork Solution Co., Ltd.	Service provider of voice/ data communications via telephone line	Thailand	49.00%	49.00%
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	99.99%	99.99%
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	98.55%	98.55%

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Name of the entities	Type of business	Country of incorporation	Ownership interest 30 June 2008	Ownership interest 31 December 2007
Data Line Thai Co., Ltd.	Liquidated	Thailand	-	65.00%
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	99.99%	99.99%
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	99.99%	69.99%
AIN GlobalComm Co., Ltd.	Service provider of international call	Thailand	99.99%	99.99%
Advanced Wireless Network Co., Ltd.	Dormant	Thailand	99.99%	99.93%
Super Broadband Network Co., Ltd.	Service provider of internet (ISP), internet gateway and broadband, voice over IP, and IP television	Thailand	99.99%	99.93%
Wireless Device Supply Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental	Thailand	99.99%	99.99%

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 41 (Revised 2007) *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions, applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2007. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2007.

The interim financial statements are presented in Thai Baht, rounded to the nearest million unless otherwise stated.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

In 2008, the Group adopted the following new Thai Accounting Standards (TAS) which are relevant to its operation:

TAS 25 (revised 2007)	*Cash Flows Statements*
TAS 29 (revised 2007)	*Leases*
TAS 31 (revised 2007)	*Inventories*
TAS 33 (revised 2007)	*Borrowing Costs*
TAS 35 (revised 2007)	*Presentation of Financial Statements*
TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*
TAS 51	*Intangible Assets*

The adoption of these new and revised TAS does not have any material impact on the consolidated or separate financial statements except as disclosed in note 17 to the financial statements.

The following standards are revised and are mandatory for accounting periods beginning on or after 1 January 2008 and are not relevant to the Group.

TAS 49 (revised 2007) *Construction Contracts*

Accounting policies and methods of computation applied in the interim financial statements are consistent with those applied in the financial statements for the year ended 31 December 2007, except for the change in accounting policy in respect of goodwill amortisation as discussed in note 17 to the financial statements.

3 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel including directors and officers of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts.

Significant transactions for the three-month and six-month periods ended 30 June 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
Three-month period ended 30 June	2008	2007	2008	2007
	(in million Baht)			
Service income				
Subsidiaries	-	-	332	137
Shin Corporation and its related parties	47	49	6	6
Related party of SingTel				
Strategic Investments Pte Ltd.	156	187	151	187
	203	**236**	**489**	**330**
Sales of prepaid cards				
Subsidiaries	-	-	7,868	8,272
Interest income				
Subsidiaries	-	-	1	-
Other related party	1	-	-	-
	1	**-**	**1**	**-**
Other income				
Subsidiaries	-	-	30	58
Shin Corporation and its related parties	1	1	-	-
Other related party	1	-	-	-
	2	**1**	**30**	**58**
Rental and other service expenses				
Subsidiaries	-	-	1,200	1,412
Related parties of Shin Corporation	97	93	88	72
SingTel Strategic Investments Pte Ltd.				
and its related parties	89	97	79	97
Other related party	8	-	8	-
	194	**190**	**1,375**	**1,581**
Advertising expense – net*				
Related parties of Shin Corporation	91	234	88	224
Advertising expense – gross **				
Related parties of Shin Corporation	244	365	227	357

* Net balance represents fees charged on advertising production and the gross margin of media works by advertising agency.

** Balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross billed basis.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Three-month period ended 30 June	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
		(in million Baht)		
Sale promotion expense				
Subsidiaries	-	-	2	131
Related parties of Shin Corporation	45	90	43	87
	45	**90**	**45**	**218**
Commission expense				
Subsidiary	-	-	346	315
Consulting and management fees				
Related parties of Shin Corporation	-	1	-	1
Interest expense				
Subsidiaries	-	-	52	83
Other related party	1	-	1	-
	1	**-**	**53**	**83**
Directors' remuneration	3	3	3	2
Dividend paid				
Shin Corporation	4,170	4,170	4,170	4,170
SingTel Strategic Investments Pte. Ltd.	1,874	1,874	1,874	1,874
	6,044	**6,044**	**6,044**	**6,044**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

	Consolidated financial statements		Separate financial statements	
Six-month period ended 30 June	2008	2007	2008	2007
	(in million Baht)			
Service income				
Subsidiaries	-	-	685	`259
Shin Corporation and its related parties	90	91	10	13
Related party of SingTel Strategic Investments Pte Ltd.	369	370	362	370
	459	**461**	**1,057**	**642**
Sales of prepaid cards				
Subsidiaries	-	-	16,119	17,029
Interest income				
Subsidiaries	-	-	2	-
Other related party	1	-	-	-
	1	**-**	**2**	**-**
Other income				
Subsidiaries	-	-	58	121
Shin Corporation and its related parties	2	2	-	-
Other related party	1	-	-	-
	3	**2**	**58**	**121**
Rental and other service expenses				
Subsidiaries	-	-	2,452	2,903
Shin Corporation and its related parties	161	175	146	150
SingTel Strategic Investments Pte Ltd. and its related parties	197	194	174	194
Other related party	20	-	17	-
	378	**369**	**2,789**	**3,247**
Advertising expense - net*				
Related parties of Shin Corporation	167	348	158	333
Advertising expense – gross **				
Related parties of Shin Corporation	473	723	428	710

* Net balance represents fees charged on advertising production and the gross margin of media works by advertising agency.

** Balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross billed basis.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Six-month period ended 30 June	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Sale promotion expense				
Subsidiaries	-	-	66	223
Related parties of Shin Corporation	102	138	99	137
	102	**138**	**165**	**360**
Commission expense				
Subsidiary	-	-	703	670
Consulting and management fees				
Related parties of Shin Corporation	-	2	-	2
Interest expense				
Subsidiaries	-	-	139	134
Other Related party	2	-	2	-
	2	**-**	**141**	**134**
Directors' remuneration	6	4	6	4
Dividends paid				
Shin Corporation	4,170	4,170	4,170	4,170
SingTel Strategic Investments Pte. Ltd.	1,874	1,874	1,874	1,874
	6,044	**6,044**	**6,044**	**6,044**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Balances as at 30 June 2008 and 31 December 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
	(in million Baht)			
Trade accounts receivable				
Subsidiaries	-	-	4,706	4,571
Shin Corporation and it related parties	23	20	3	3
Related party of SingTel Strategic Investments Pte. Ltd.	181	231	177	231
	204	**251**	**4,886**	**4,805**
Amounts due from related parties				
Subsidiaries	-	-	30	26
Shin Corporation and its related parties	1	1	-	-
	1	**1**	**30**	**26**
Short-term loans to related parties				
Subsidiaries	-	-	101	59
Amounts due from and loan to related parties	**1**	**1**	**131**	**85**

As at 30 June 2008, short-term loans to subsidiaries represent promissory notes, bearing interest at the rate of 5.93% per annum *(31 December 2007: 6.15% per annum)* with no faced repayment terms.

Movements during the six-month periods ended 30 June 2008 and 2007 of loans to related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Short-term loans				
Subsidiaries				
At 1 January	-	-	59	41
Increase	-	-	55	180
Decrease	-	-	(13)	-
At 30 June	**-**	**-**	**101**	**221**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

	Consolidated financial statements		Separate financial statements	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
		(in million Baht)		
Trade accounts payable				
Subsidiaries	-	-	399	466
Related parties of Shin Corporation	14	12	12	15
Related party of SingTel Strategic Investments Pte. Ltd.	78	72	71	72
	92	**84**	**482**	**553**
Amounts due to related parties				
Subsidiaries	-	-	471	367
Related parties of Shin Corporation	241	303	227	261
Related party of SingTel Strategic Investments Pte. Ltd.	77	58	77	58
	318	**361**	**775**	**686**
Short-term loans from related parties				
Subsidiaries	-	-	6,200	12,700
Amounts due to and loan from related parties	**318**	**361**	**6,975**	**13,386**

As at 30 June 2008, short-term loan from a subsidiary represents a promissory note, bearing effective interest at the rate of 3.07% per annum *(31 December 2007: 3.08% per annum)* with no faced repayment terms.

Movements during the six-month periods ended 30 June 2008 and 2007 of loans from related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
		(in million Baht)		
Short-term loans				
Subsidiaries				
At 1 January	-	-	12,700	4,200
Increase	-	-	2,400	7,500
Decrease	-	-	(8,900)	-
At 30 June	-	-	**6,200**	**11,700**

	Consolidated financial statements		Separate financial statements	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
	(in million Baht)			
Long-term debentures				
Director of the Company and its related parties	1	1	1	1

Significant agreements with related parties

As at 30 June 2008, the Group has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month-period with an option to renew. The Group committed for such services under these agreements are as follows:

	Consolidated financial statements	Separate financial statements
	(in million Baht)	
Payment terms - within 1 year	24	13

Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at no cost to the Company's directors.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are as follows:

Grant date	Warrants *(million units)*	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 24 April 2008 onward) *(Price)*	*(Ratio)*
30 May 2003 (Grant II)	12.22	13.67	1 : 1	12.00	1:1.13918
31 May 2004 (Grant III)	8.82	36.41	1 : 1	31.96	1:1.13918
31 May 2005 (Grant IV)	8.33	41.76	1 : 1	37.15	1:1.12425
31 July 2006 (Grant V)	6.99	37.68	1 : 1	34.58	1:1.08982

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Movements in the number of SHIN's warrants are as follows:

	(million units)
At 1 January 2008	26.00
Exercised	(0.58)
Cancelled	(22.97)
At 30 June 2008	**2.45**

During the six-month period ended 30 June 2008, the company's directors exercised 0.58 million units of warrants to acquire 0.65 million ordinary shares of SHIN.

4 Trade accounts receivable

		Consolidated financial statements		**Separate financial statements**	
	Note	30 June 2008	31 December 2007	30 June 2008	31 December 2007
			(in million Baht)		
Related parties	*3*	204	251	4,886	4,805
Other parties		3,487	3,604	2,323	2,216
Accrued income		2,108	4,643	1,986	4,569
		5,799	8,498	9,195	11,590
Less allowance for doubtful account		(382)	(444)	(356)	(413)
Total		**5,417**	**8,054**	**8,839**	**11,177**

Aging analyses for trade accounts receivable are as follows:

	Consolidated financial statements		**Separate financial statements**	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
		(in million Baht)		
Related parties				
Current - 3 months	201	251	4,547	4,452
Overdue 3 - 6 months	2	-	48	45
Overdue 6 - 12 months	1	-	91	93
Overdue over 12 months	-	-	200	215
	204	**251**	**4,886**	**4,805**
Less allowance for doubtful accounts	-	-	-	-
Net	**204**	**251**	**4,886**	**4,805**
Other parties				
Current - 3 months	5,439	7,997	4,168	6,571
Overdue 3 - 6 months	130	177	129	158
Overdue 6 - 12 months	-	45	-	45
Overdue over 12 months	26	28	12	11
	5,595	**8,247**	**4,309**	**6,785**
Less allowance for doubtful accounts	(382)	(444)	(356)	(413)
Net	**5,213**	**7,803**	**3,953**	**6,372**
Total	**5,417**	**8,054**	**8,839**	**11,177**

5 Investments in subsidiaries

Movement on investments during the six-month periods ended 30 June 2008 and 2007 are as follows:

	Separate financial statements	
	2008	2007
	(in million Baht)	
At 1 January	19,457	19,856
Acquisitions	425	50
Disposal	(598)	-
Liquidation	(2)	-
Reversal of allowance for impairment	600	-
At 30 June	**19,882**	**19,906**
At 31 December		**19,457**

On 6 March 2007, AIS International Network Company Limited, a subsidiary registered the name change to "AIN GlobalComm Company Limited" with Ministry of Commerce.

On 22 June 2007, the Company invested in Wireless Device Supply Company Limited ("WDS") of 499,993 ordinary shares with a par value of Baht 100 per share, totalling Baht 50 million. Total shares invested represent 99.99% ownership.

On 23 January 2008, the Company purchased 9,000,000 ordinary shares in Advanced Mpay Co., Ltd., its subsidiary from NTT Docomo, Inc., at Baht 14 per share, totalling Baht 126 million. The subsidiary registered the change in its shareholder with the Ministry of Commerce on 24 January 2008. As a result, the Company's ownership changed from 69.99 % to 99.99 % upon the completion of the transaction.

	(in million Baht)
Selling price	126
Derived net realizable value	(92)
Positive goodwill	**34**

Net realizable value derived from acquisition of Advanced Mpay Co., Ltd. ("AMP") is not adjusted to fair value as the management is of the opinion that AMP's net book value represents fair value at acquisition date on 23 January 2008.

Fair value of assets and liabilities from AMP is summarized as follows:

	(in million Baht)
Cash on hand and at banks	72
Short-term investment	123
Other current assets	12
Equipment, net	98
Intangible assets	54
Trade accounts payable	(7)
Amount due to related parties	(8)
Advanced receipt from customer	(30)
Accrued and other current liabilities	(9)
Net realizable value	**305**
Additional holding (%)	30
Net realisable value	**92**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

On 21 April 2008, Super Broadband Network Company Limited ("SBN"), a subsidiary, registered the increase in the share capital from Baht 1 million (10,000 ordinary shares, Baht 100 par value) to Baht 300 million (3,000,000 ordinary shares, Baht 100 par value) with the Ministry of Commerce. The purpose of the capital increase is to fund the investment in transmission network. The Company paid for the increase shares totalling Baht 299 million and owns 99.99% of the issued share capital.

On 13 May 2008, Data Line Thai Company Limited ("DLT"), a subsidiary in which the Company owns 65.00% of its share capital registered its dissolution with the Business Development Department, the Ministry of Commerce, on 29 November 2007. DLT has completed the process of liquidation and is dissolved as a juristic entity.

On 30 May 2008, the Company sold its 51% equity share interest of Advanced Data Network Communications Co., Ltd. ("ADC"), to Digital Phone Co., Ltd. ("DPC"), a fellow subsidiary. The selling price is based on the ADC's book value as of 29 February 2008, totalling amount of Baht 199 million. Additionally, the Group has recorded loss on write-off of goodwill in ADC amount of Baht 15 million in the consolidated financial statement.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Investments in subsidiaries and indirect subsidiary as at 30 June 2008 and 31 December 2007 and dividend income from these investments for the six-month periods ended 30 June 2008 and 2007 were as follows:

Separate financial statements

	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for six-month ended	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	30 June 2007
	(%)						(in million Baht)					
Subsidiaries												
Mobile from Advance Co., Ltd.	99.99	99.99	240	240	600	600	(335)	(335)	265	265	-	-
Advanced Datanetwork Communications Co., Ltd.	-	51.00	-	958	-	598	-	(598)	-	-	-	-
Datanetwork Solution Co., Ltd.	49.00	49.00	1	1	8	8	-	-	8	8	-	-
Advanced Contact Center Co., Ltd.	99.99	99.99	272	272	811	811	-	-	811	811	-	-
Digital Phone Co., Ltd.	98.55	98.55	14,622	14,622	23,300	23,300	(5,539)	(5,539)	17,761	17,761	-	-
Data Line Thai Co., Ltd.	-	65.00	-	15	-	2	-	(2)	-	-	-	-
Advanced Magic Card Co., Ltd.	99.99	99.99	250	250	250	250	-	-	250	250	-	-
Advanced Mpay Co., Ltd.	99.99	69.99	300	300	336	210	-	-	336	210	-	-
AIN GlobalComm Co., Ltd.	99.99	99.99	100	100	100	100	-	-	100	100	-	-
Advance Wireless Network Co., Ltd.	99.99	99.93	1	1	1	1	-	-	1	1	-	-
Super Broadband Network Co., Ltd.	99.99	99.93	300	1	300	1	-	-	300	1	-	-
Wireless Device Supply Co., Ltd.	99.99	99.99	50	50	50	50	-	-	50	50	-	-
Total			16,136	16,810	25,756	25,931	(5,874)	(6,474)	19,882	19,457	-	-

INFO SERVICE PUBLIC COMPANY LIMITED
แอดวานซ์ อินโฟร์ เซอร์วิส

6 Capital expenditure

Acquisitions, disposals and transfers of property, plant and equipment during the six-month periods ended 30 June 2008 and 2007 were as follows:

	Consolidated financial statements					
	2008			2007		
	Acquisitions - at cost	Disposals - net book value	Transfers - at cost	Acquisitions - at cost	Disposals - net book value	Transfers - at cost
	(in million Baht)					
PPE	1,009	(183)	227	2,122	(5)	(149)
Asset under concession agreement	4,290	-	(240)	6,297	-	-
Computer software	103	-	13	153	-	149
Goodwill and other assets	312	(16)	-	111	(1)	-
Total	**5,714**	**(199)**	**-**	**8,683**	**(6)**	**-**

	Separate financial statements					
	2008			2007		
	Acquisitions - at cost	Disposals - net book value	Transfers - at cost	Acquisitions - at cost	Disposals - net book value	Transfers - at cost
	(in million Baht)					
PPE	921	(192)	225	2,061	(4)	(89)
Asset under concession agreement	4,287	-	(238)	6,269	-	-
Computer software	87	-	13	129	-	89
Other assets	262	-	-	98	-	-
Total	**5,557**	**(192)**	**-**	**8,557**	**(4)**	**-**

7 Trade accounts payable

		Consolidated financial statements		Separate financial statements	
	Note	30 June 2008	31 December 2007	30 June 2008	31 December 2007
		(in million Baht)			
Related parties	*3*	92	84	482	553
Other parties		4,663	4,134	3,753	3,362
Total		**4,755**	**4,218**	**4,235**	**3,915**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

8 Interest-bearing liabilities

	Consolidated financial statements		Separate financial statements	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
		(in million Baht)		
Current				
Short-term loan from a financial institution	-	3,492	-	3,492
Current portion of long-term borrowings, net	56	28	56	28
Current portion of long-term debentures, net	3,943	1,494	3,943	1,494
Current portion of finance lease liabilities	21	23	15	13
	4,020	5,037	4,014	5,027
Non-current				
Long-term borrowings, net	10,801	10,270	10,801	10,270
Long-term debentures, net	15,414	14,618	15,414	14,618
Finance lease liabilities	46	41	38	33
	26,261	24,929	26,253	24,921
Total	**30,281**	**29,966**	**30,267**	**29,948**

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

On 30 April 2008, the Company issued 4.0 million units of Baht 1,000 each of unsubordinated and unsecured debentures, amounting to Baht 4,000 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first two years and 4.90% p.a. for the last three years, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 30 April 2013.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 30 June 2008 are as follows:

	Consolidated financial statements		Separate financial statements	
	Carrying amount	Fair values	Carrying amount	Fair values
		(in million Baht)		
Long-term debentures	**19,377**	**19,134**	**19,377**	**19,134**

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the balance sheet date.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Movement during the six-month periods ended 30 June 2008 and 2007 of borrowing were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
At 1 January	29,966	33,011	29,948	33,000
Additions	4,007	3,903	4,006	3,901
Repayments	(4,262)	(5,760)	(4,257)	(5,759)
Unrealised loss (gain) on foreign exchange	559	(714)	559	(714)
Amortisation of bond issuing cost	3	5	3	5
Amortisation of discounted bill of exchange	8	23	8	23
At 30 June	**30,281**	**30,468**	**30,267**	**30,456**

9 Concession right payable

Pursuant to Total Access Communication Public Company Limited ("DTAC") submitted the disputes to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding Digital Phone Company Limited ("DPC"), a subsidiary, to pay principal and interest according to the Agreement to Unwind the Service Provider Agreement ("Unwind Agreement") for the assignment of the rights to operate the Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, the facilities and equipment, the roaming fee plus interest charge at 9.50% per annum on the overdue payment since the dispute submission date until the full payment is made as details below;

1) Case No. Black-36/2546 for USD 18 million being the fifth instalment.
2) Case No. Black-62/2546 for USD 19 million being the sixth instalment; and
3) Case No. Black-55/2549 for USD 87 million being the seventh and eighth instalment.

On 25 March 2008, the Arbitral had a ruling of Arbitral disputes No. Black-62/2003 and 55/2005 that DPC should pay DTAC for the total amount of USD 85 million, compared to the total claimed amount of USD 106 million. Moreover, the Arbitral ruling ordered an interest rate of 9.50% per annum from the due date until the date of full payment.

On 30 May 2008 DPC and DTAC reached agreement to settle and surrender all above cases and claims and terminate the Unwind Agreement as well as waive all their respect rights and release each other from any current and future obligations under the Unwind Agreement including any obligation under the Awards of the cases No. 62/2546 and 55/2549 and DTAC has withdrew the Case No. Black-36/2546 on June 3, 2008 whereby DPC has agreed to pay the concession right payable under the Unwind Agreement previously recorded at baht 4,739 million to DTAC for the amount of Baht 3,000 million. Amount of Baht 1,739 million was recognized as other income in the separate financial statements of DPC and consolidated financial statements of the Company.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

10 Share capital

	Authorised share capital	Issued and paid-up share capital	Ordinary shares	Share premium	Total
	(in million shares)			*(in million Baht)*	
For the six-month period ended 30 June 2007					
At 1 January	4,997	2,954	2,954	20,978	23,932
Issue of shares	-	2	2	89	91
At 30 June	**4,997**	**2,956**	**2,956**	**21,067**	**24,023**
For the six-month period ended 30 June 2008					
At 1 January	4,997	2,958	2,958	21,251	24,209
Issue of shares	-	3	3	266	269
At 30 June	**4,997**	**2,961**	**2,961**	**21,517**	**24,478**

During the six-month period ended 30 June 2008, the Company registered the increase in share capital with the Ministry of Commerce for 3.26 million ordinary shares from the exercise of 2.95 million warrants, 0.19 million warrants of which were exercised during the quarter ended 31 December 2007. The capital increase results in an increase in paid-up share capital and share premium of Baht 3 million and Baht 266 million, respectively.

As at 30 June 2008, the total issued number of ordinary shares is 2,961 million shares *(31 December 2007: 2,958 million shares)* with a par value of Baht 1 per share *(31 December 2007: Baht 1 per share)*. All issued shares are fully paid.

11 Warrants

Warrants granted to directors and employees

The Company granted warrants at no cost to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	30 May 2003 (Grant II)	31 May 2004 (Grant III)	31 May 2005 (Grant IV)	31 May 2006 (Grant V)
Warrants (Million units)	8.47	9.00	9.69	10.14
Exercise price per unit	43.38	91.79	106.66	91.46
Exercise ratio	1 : 1	1 : 1	1 : 1	1 : 1
Eighth adjustment to exercise price per unit and ratio (effective from 30 March 2007 onwards)				
- Price	39.13	83.84	98.67	87.33
- Ratio	1 : 1.10857	1 : 1.09477	1 : 1.08103	1 : 1.04738
Ninth adjustment to exercise price per unit and ratio (effective from 24 August 2007 onwards)				
- Price	38.32	82.11	96.63	85.52
- Ratio	1 : 1.13197	1 : 1.11788	1 : 1.10385	1 : 1.06949
Tenth adjustment to exercise price per unit and ratio (effective from 16 April 2008 onwards)				
- Price	37.61	80.57	94.82	83.92
- Ratio	1 : 1.15356	1 : 1.13920	1 : 1.12490	1 : 1.08989

Eighth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 23 February 2007, the Board passed a resolution to approve the eighth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 40.35 per unit to Baht 39.13 per unit, from Baht 86.45 per unit to Baht 83.84 per unit, from Baht 101.74 per unit to Baht 98.67 per unit and from Baht 90.05 per unit to Baht 87.33 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.07512 to 1 : 1.10857 for grant II, from 1 : 1.06173 to 1 : 1.09477 for grant III, from 1 : 1.04841 to 1 : 1.08103 for grant IV and from 1 : 1.01577 to 1 : 1.04738 for grant V. The new exercise price and exercise ratio were effective from 30 March 2007 onwards.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Ninth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 14 August 2007, the Board passed a resolution to approve the ninth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 39.13 per unit to Baht 38.32 per unit, from Baht 83.84 per unit to Baht 82.11 per unit, from Baht 98.67 per unit to Baht 96.63 per unit and from Baht 87.33 per unit to Baht 85.52 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.10857 to 1 : 1.13197 for grant II, from 1 : 1.09477 to 1 : 1.11788 for grant III, from 1 : 1.08103 to 1 : 1.10385 for grant IV and from 1 : 1.04738 to 1 : 1.06949 for grant V. The new exercise price and exercise ratio were effective from 24 August 2007 onwards.

Tenth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 10 April 2008, the shareholders passed a resolution to approve the tenth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 38.32 per unit to Baht 37.61 per unit, from Baht 82.11 per unit to Baht 80.57 per unit, from Baht 96.63 per unit to Baht 94.82 per unit and from Baht 85.52 per unit to Baht 83.92 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.13197 to 1 : 1.15356 for grant II, from 1 : 1.11788 to 1 : 1.13920 for grant III, from 1 : 1.10385 to 1 : 1.12490 for grant IV and from 1 : 1.06949 to 1 : 1.08989 for grant V. The new exercise price and exercise ratio were effective from 16 April 2008 onwards.

Movements in the number of warrants outstanding are as follows:

	Directors	Employees	Total
		(in million units)	
At 1 January 2008	6.47	19.87	26.34
Exercised	(0.07)	(2.70)	(2.77)
At 30 June 2008	**6.40**	**17.17**	**23.57**

Exercised warrants

During the six-month period ended 30 June 2008, 0.07 million units and 2.70 million units were exercised by the Company's directors and employees, respectively. The exercises of 2.77 million warrants during this period, and of 0.19 million warrants during the quarter ended 31 December 2007, increased paid-up share capital and premium on share capital by Baht 3 million and Baht 266 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.01 million units or 0.02 million shares on 2 July 2008. The Company received advanced payment from shareholders for the 0.02 million shares in the amount of Baht 1 million in the quarter ended 30 June 2008 (note 22).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

12 Reserves

Share premium

Section 51 of the Public Companies Act B.E. 2535 requires companies to set aside share subscription months received in excess of the par value of the shares issued to a reserve account ("share premium"). Share premium is not available for dividend distribution.

Legal reserve

Section 116 of the Public Companies Act B.E. 2535 requires that a company shall allocate not less than 5% of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorised capital. The legal reserve is not available for dividend distribution.

13 Segment information

Segment information is presented in respect of the Group's business. The primary format, business segments, is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Mobile phone and call center services
Segment 2	Mobile phone sales
Segment 3	Datanet and broadband services

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Financial information by business segment for the three-month periods ended 30 June are as follows:

	Consolidated financial statements For the three-month periods ended 30 June							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2008	2007	2008	2007	2008	2007	2008	2007
	(in million Baht)							
Revenues:								
Revenues from services and equipment rentals	24,979	19,355	13	17	212	225	25,204	19,597
Revenue from sales	-	-	3,141	3,081	-	1	3,141	3,082
Total revenues	**24,979**	**19,355**	**3,154**	**3,098**	**212**	**226**	**28,345**	**22,679**
Operating expenses:								
Cost of sales, services and equipment rentals	(15,410)	(10,706)	(2,874)	(2,878)	(122)	(144)	(18,406)	(13,728)
Selling and administrative expenses	(2,415)	(3,146)	(151)	(66)	(50)	(92)	(2,616)	(3,304)
Net gain (loss) on operating activities	**7,154**	**5,503**	**129**	**154**	**40**	**(10)**	**7,323**	**5,647**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Financial information by business segment for the six-month periods ended 30 June are as follows:

	Consolidated financial statements For the six-month periods ended 30 June							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2008	2007	2008	2007	2008	2007	2008	2007
	(in million Baht)							
Revenues:								
Revenues from services and equipment rentals	50,447	38,625	25	43	414	422	50,886	39,090
Revenue from sales	-	-	6,107	7,086	-	1	6,107	7,087
Total revenues	**50,447**	**38,625**	**6,132**	**7,129**	**414**	**423**	**56,993**	**46,177**
Operating expenses:								
Cost of sales, services and equipment rentals	(30,930)	(21,163)	(5,625)	(6,563)	(250)	(295)	(36,805)	(28,021)
Selling and administrative expenses	(4,810)	(6,091)	(296)	(156)	(97)	(184)	(5,203)	(6,431)
Net gain (loss) on operating activities	**14,707**	**11,371**	**211**	**410**	**67**	**(56)**	**14,985**	**11,725**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

14 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the three-month and six-months periods ended 30 June 2008 and 2007 was based on the profit for the period attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the period as follows:

	Consolidated financial statements		Separate financial statements	
Three-month period ended 30 June	2008	2007	2008	2007
	(in million Baht/million shares)			
Profit attributable to equity holders of the Company (basic)	6,333	3,663	4,636	3,251
Weighted average number of ordinary shares outstanding (basic)	2,961	2,956	2,961	2,956
Earning per share (basic) (*in Baht*)	2.14	1.24	1.57	1.10

	Consolidated financial statements		Separate financial statements	
Six-month period ended 30 June	2008	2007	2008	2007
	(in million Baht/million shares)			
Profit attributable to equity holders of the Company (basic)	11,456	7,647	8,989	6,650
Weighted average number of ordinary shares outstanding (basic)	2,960	2,955	2,960	2,955
Earning per share (basic) (*in Baht*)	3.87	2.59	3.04	2.25

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Diluted earnings per share

The calculation of diluted earnings per share for the three-month and six-month periods ended 30 June 2008 and 2007 was based on the profit for the period attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the period after adjusting for the effects of all dilutive potential ordinary shares as follows:

Three-month period ended 30 June	**Consolidated financial statements** 2008	2007	**Separate financial statements** 2008	2007
	(in million Baht/million shares)			
Profit attributable to equity holders of the Company (diluted)	**6,333**	**3,663**	**4,636**	**3,251**
Weighted average number of ordinary shares outstanding (basic)	2,961	2,956	2,961	2,956
Effect of shares options on issue during the period	1	-	1	-
Weighted average number of ordinary shares outstanding (diluted)	**2,962**	**2,956**	**2,962**	**2,956**
Earning per share (diluted) (*in Baht*)	**2.14**	**1.24**	**1.57**	**1.10**

Six-month period ended 30 June	**Consolidated financial statements** 2008	2007	**Separate financial statements** 2008	2007
	(in million Baht/million shares)			
Profit attributable to equity holders of the Company (diluted)	**11,456**	**7,647**	**8,989**	**6,650**
Weighted average number of ordinary shares outstanding (basic)	2,960	2,955	2,960	2,955
Effect of shares options on issue during the period	1	-	1	-
Weighted average number of ordinary shares outstanding (diluted)	**2,961**	**2,955**	**2,961**	**2,955**
Earning per share (diluted) (in Baht)	**3.87**	**2.59**	**3.04**	**2.25**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

15 Dividends

At the annual general meeting of the shareholders of the Company held on 10 April 2008, the shareholders approved the appropriation of dividends of Baht 3.30 per share, amounting to Baht 9,769 million. The dividend was paid to the shareholders on 8 May 2008.

16 Financial instruments

	Consolidated financial statements		Separate financial statements	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
	(in million Baht)			
Swap contracts receivable	9,728	9,162	9,728	9,162
Swap contracts payable	(9,485)	(9,485)	(9,485)	(9,485)
Total swap contracts receivable (payable), net	**243**	**(323)**	**243**	**(323)**
Forward contracts receivable	1,120	1,128	1,120	1,128
Forward contracts payable	(1,186)	(1,188)	(1,186)	(1,188)
Total forward contracts receivable (payable), net	**(66)**	**(60)**	**(66)**	**(60)**
Total swap and forward contracts receivables (payable), net	**177**	**(383)**	**177**	**(383)**

The carrying amounts and fair values of swap and forward contracts are as follows:

	Consolidated financial statements			
	Carrying amounts		Fair values	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
	(in million Baht)			
Swap contracts	9,485	9,485	9,800	9,032
Forward contracts	1,189	1,189	1,251	1,196

	Separate financial statements			
	Carrying amounts		Fair values	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
	(in million Baht)			
Swap contracts	9,485	9,485	9,800	9,032
Forward contracts	1,189	1,189	1,251	1,196

17 Change in accounting policy

The following change of accounting policy by the Group has no effect on the separate financial statements of the Company.

Until 31 December 2007, the Group accounted for goodwill arising from a business combination at cost less accumulated amortisation. Amortisation was charged to the statement of income over the estimated useful life of 15 years.

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) *"Business Combinations"* which is effective for accounting periods beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognise goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to discontinue amortising such goodwill; eliminate the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008 test all goodwill arising from business combinations for impairment in accordance with TAS 36 (revised 2007) "Impairment of Assets".

The Group has, accordingly, changed its accounting policy for goodwill prospectively from 1 January 2008. The financial statements for the year ended 31 December 2007 have not been affected by this change in accounting policy. The effect of the change in accounting policy on the Group's consolidated financial statements for the six-month period ended 30 June 2008 is to:

- reduce the charge to the statement of income resulting from the amortisation of goodwill that would have been recognised under the previous accounting policy by approximately Baht 583 million, with a corresponding increase in reported profit for the period.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

18 Commitments with non-related parties

	Consolidated financial statements		Separate financial statements	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
		(in million)		
Capital commitments				
Contracted but not provided for				
Assets under concession agreements				
Thai Baht	2,909	2,900	2,894	2,889
US Dollars	50	34	34	34
Japanese Yen	99	483	99	483
Euro	1	1	1	1
Property and equipment				
Thai Baht	191	300	185	260
US Dollars	5	16	5	5
Service maintenance agreements				
Thai Baht	2,415	1,444	1,474	1,358
US Dollars	25	5	16	5
Japanese Yen	65	52	65	52
SG Dollars	-	1	-	-

	Consolidated financial statements		Separate financial statements	
	30 June 2008	31 December 2007	30 June 2008	31 December 2007
		(in million Baht)		
Non-cancellable operating lease commitments				
Within one year	1,242	1,360	1,034	1,066
After one year but within five years	1,924	1,702	1,775	1,536
After five years	9	16	9	16
Total	**3,175**	**3,078**	**2,818**	**2,618**

The Group has entered into lease and related service agreements for office space, cars, computers and base station for periods ranging from 20 days to 7 years 3 months with options to renew.

19 Contingent liabilities

At 30 June 2008, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately 3,765 million *(31 December 2007: Baht 3,785 million)* on a consolidated basis and Baht 2,959 million *(31 December 2007: Baht 2,977 million)* on a Company basis.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

20 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549) , the Company has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("TAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC. However, the Company did not charge the IC service to both parties in 2007. During the first to the third quarter of 2007, the Company did not record transactions relating to the IC service in the interim financial statements since TOT Public Company Limited ("TOT"), the grantor of concession, sent a letter to the Company informing that the Company is not the licensee who owns the network and the Company has no right to enter into the IC agreement per the NTC announcement.

On 31 August 2007, TOT has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to the Company informing that the Company should wait for the final judgment of the Administrative Court. Should the Company undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise the Company's related actions and the Company must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, the Company's management is of the opinion that non-compliance by the Company with the IC agreements shall be deemed violating the said NTC announcement. Therefore, the Company has decided to comply with the IC agreements in line with the current legal provisions. The Company charged TAC and Truemove for the IC services rendered in 2007 and recorded all transactions relating to the IC charges under the IC agreements in the financial statements for the year ending 31 December 2007.

According to the Concession agreement to operate cellular mobile telephone service, the Company has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, the Company had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, the Company anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. The Company calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and the Company. The Company will make adjustment in the financial statement in the period when the issue has been agreed. The Company's management is certain that it will not incur significant expense more than the revenue sharing amount which the Company has recorded.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

21 Significant event

The Company

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

*"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

**"...the assignment of the rights and duties by Total Access Communication Public Company Limited ("TAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and TAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act since CAT has already specified the scope of the project and the private sector to provide the service. Besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

**The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

Significant commercial dispute and litigations

The Company

Between the Company and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding the Company to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

On 25 March 2008, the Company's submitted an objection to the Arbitration Institute. At present, the said dispute is pending on the appointing the arbitral tribunal procedures.

According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the rulings of the Arbitration Panel shall have no impact to the financial statements of the Company because the Company's management understands that this amount is the same as an excise tax that the Company had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, the Company has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that the Company has fully complied with the Cabinet's resolution and the Company's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Between the Company and Hutchison CAT Wireless Multimedia Company Limited ("HUTCH")

On 18 June 2008, CAT Wireless Multimedia Company Limited ("Hutch") has withdrawn the black case no. 1634/2551 which Hutch has submitted to Civil Court on 28 March 2008 demanding the Company to pay compensation for the wrongful acts amounting to Baht 29,955 million on the ground that the Company has impeded the interconnection between HUTCH subscriber and the Company subscriber.

On 20 June 2008, the Company has withdrawn the black case no 2375/2551 which the Company has filed a case against Hutch to Civil Court on 8 May 2008 on the ground of tort for exercising in bad faith and claim for damage in the amount of Baht 45,883 million for filing the case against the Company (Case No. Black-1634/2551).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Digital Phone Company Limited ("DPC")

On 9 January 2008, CAT Telecom Public Company Limited ("CAT") submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

On 12 March 2008, DPC submitted an objection to the Arbitration Institute. At present, the said dispute is pending on the appointing the arbitral tribunal procedures.

According to arbitration procedures and the proceedings of which shall take for several years. However, the management believes that the rulings of the Arbitration Panel shall have no impact on DPC's financial statements and the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, DPC has fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT Telecom Public Company Limited ("CAT") has submitted the black case no. 1245/2551 to the Civil Court against the Company as the defendant no. 1 and AIN Globalcomm Company Limited, a subsidiary, as the defendant no. 2 requesting the Company and the subsidiary to pay compensation for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by the Company and the subsidiary during 1-27 March 2007 through the Company subscriber by using the symbol "+" dialling from no. 005 of the subsidiary, instead of no. 001 of CAT without the prior notification to subscriber.

At present, the said case is under the court process. The management believes that the result of the said case shall have no material impact to financial statements of the Company. Further reason, the symbol "+" is an international symbol, which no one can possess. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialling operator. So, the Company has not infringed and made damage to CAT.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

22 Event after the balance sheet date

Warrants granted to directors and employees - exercised

As mentioned in note 11, during the three-month period ended 30 June 2008, the Company's warrants of 0.01 units were exercised at Baht 83.92 each. The Company registered the increase in the share capital with the Ministry of Commerce on 2 July 2008.

In July 2008, a total of 0.30 million units, being 0.28 million units and 0.02 million units of the Company's warrants were exercised at Baht 80.57 each and Baht 83.92 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 4 August 2008.

As a result of these two transactions, the total issued and paid-up share capital and premium on share capital of the Company will increase from Baht 2,961 million to Baht 2,962 million, and from Baht 21,517 million to Baht 21,545 million, respectively.

Interim dividend

At the Board of Directors' meeting held on 13 August 2008, the Board passed a resolution to approve a declaration of interim dividend for 2,962 million shares of Baht 3 per share, approximately of Baht 8,885 million. The dividend will be paid to the shareholders on 10 September 2008.

23 Reclassification of accounts

Certain accounts in the 2007 interim financial statements have been reclassified to conform to the presentation in the 2008 interim financial statements.

ANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

END